     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 1999


                                                      REGISTRATION NO. 333-70073
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3


                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             THERMWOOD CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            INDIANA                             3550                           35-1169185
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                             THERMWOOD CORPORATION
                             OLD BUFFALOVILLE ROAD
                                  P.O. BOX 436
                              DALE, INDIANA 47523
                                 (812) 937-4476
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              KENNETH J. SUSNJARA
                      CHAIRMAN OF THE BOARD AND PRESIDENT
                             THERMWOOD CORPORATION
                             OLD BUFFALOVILLE ROAD
                                  P.O. BOX 436
                              DALE, INDIANA 47523
                                 (812) 937-4476
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                            BARRY B. FEINER, ESQUIRE
                               190 WILLIS AVENUE
                            MINEOLA, NEW YORK 11501
                                 (516) 873-8426

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration number for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier, effective registration statement for the same offering. [ ]
---------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

    THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC OR ANY APPLICABLE STATE SECURITIES COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             THERMWOOD CORPORATION

      is offering to issue up to $8,250,000 12% junior debentures due 2014 in exchange for shares of its outstanding common stock

                          TERMS OF THE EXCHANGE OFFER


] The exchange offer expires at 5:00 p.m., New York time on April 21, 1999, unless extended.


] You may withdraw your tender of shares at any time prior to the expiration of this exchange offer.

] We will exchange up to 750,000 shares that are validly tendered and not validly withdrawn. If we receive tenders for more than 750,000 shares, we will pro-rate the number of tendered shares that we will exchange from each tendering shareholder.

] We will not receive any proceeds from the exchange offer.


] The exchange offer is a taxable event for U.S. Federal income tax purposes.
  You may owe taxes on the exchange even though you will not have received cash in the exchange to pay such taxes.


Investing in the debentures issued in exchange for your common shares involves certain risks.
CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

We are not offering to sell or asking you to buy anything in any jurisdiction where doing so would be against the law.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE DEBENTURES OR THE EXCHANGE OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Dirks & Company, Inc. will assist us in soliciting shareholders to exchange their shares for debentures. Dirks will receive a fee of $100,000 plus a solicitation fee equal to 2% of the face value of all debentures issued in the exchange offer. However, Dirks will not receive a fee for debentures issued to shareholders whose total holdings are more than 10% of our outstanding common stock. In addition, Dirks will receive reasonable out-of-pocket accountable expenses, which shall not exceed $25,000. In the event the exchange offer is not consummated, Dirks may be entitled to receive reasonable out-of-pocket accountable expenses, which shall not exceed $50,000.


There is no public trading market for the debentures. We anticipate, but we cannot assure you, that the debentures will be tradable in the over-the-counter market.


                 The date of this prospectus is March 16, 1999

                   HOW TO OBTAIN COPIES OF DOCUMENTS THAT ARE
                         SUMMARIZED IN THIS PROSPECTUS

     We filed a registration statement on Form S-4 with the SEC with respect to the registration of the debentures offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto.

     We will provide upon request at no cost to each person to whom this prospectus is delivered copies of any of the information included in the registration statement which is not included in this prospectus. Requests should be directed to Rebecca Fuller, Treasurer, at:

         THERMWOOD CORPORATION
         Old Buffaloville Road
         P.O. Box 436
         Dale, Indiana 47523
         Telephone: (812) 937-4476.

     To receive these documents in a timely manner, you should request that we send you the information no later than five business days before you make your decision to accept or reject the exchange offer.

                               PROSPECTUS SUMMARY

       This summary highlights some information from this prospectus. It may not contain all of the information that is important to you. The prospectus contains information on the exchange offer, the terms of the debentures, risk factors, our business and our financial data. We encourage you to read the entire prospectus carefully before you decide whether to exchange your shares for debentures. On January 5, 1998, we effected a one-for-five reverse stock split of our shares, and all related share and per share information has been adjusted to give retroactive effect to this split, except where the text indicates otherwise.

   OUR BUSINESS

       We are a manufacturer of computer-based systems and equipment for the woodworking and plastics industries. We develop, produce, market and service:

       - computer-controlled routing machines that perform high speed machining, trimming and routing functions on wood, plastic and certain non-ferrous metals;


       - wood carving computer-controlled routing systems; and


       - products that support the above machines, including programming software and hardware, training tapes, tooling, fixtures and other consumable items.


       Our industrial products perform certain production functions or automate specific tasks accomplished in factories. These products are used in a variety of manufacturing operations. For instance, the computer-controlled routing machines are primarily employed to cut or machine materials such as wood, plastic and non-ferrous metal into final shape. The wood carving computer-controlled routing systems carve wood components such as chair legs and bed posts used in furniture manufacturing.


SUMMARY DESCRIPTION OF THE TERMS OF THE DEBENTURES


FACE AMOUNT OF THE
DEBENTURE.....................  $11.00 times the number of shares that you tender.


ANNUAL INTEREST RATE..........  12% interest.

PAYMENT OF INTEREST...........  Quarterly in cash on January 1, April 1, July 1 and October 1 of each year, commencing July 1, 1999.

MATURITY......................  15 years after they have been issued.

REDEMPTION BY HOLDER..........  Up to $50,000 total value of the debentures of any holder upon notice of the holder's death and redemption election by his or her estate. This right of redemption may only be exercised by the estate of the original holder. It does not pass to any transferee.


REDEMPTION BY US..............  We can redeem the debentures for $15.00 for every $11.00 in face amount of the debentures during the second year after their issuance. During each subsequent year, the redemption price will decrease by $0.30 for every $11.00 in face amount of the debentures.

RANKING.......................  Second in right of repayment to all of our senior debt and the debt of our subsidiaries. Senior debt is any indebtedness incurred in connection with borrowings by us, including our subsidiaries, from a bank, trust company, insurance company or from any other institutional lender, whether or not such indebtedness is specifically designated as being senior debt. If we were to become insolvent, such senior debt would have a priority of right to repayment in connection with our liquidation. The outstanding convertible debentures and the debentures rank equally for purposes of repayment.


TRANSFERABILITY...............  There are no transfer restrictions on the debentures. However, the right to redemption upon death of the initial holder will terminate on transfer.

   INTENTIONS OF OUR AFFILIATES IN THE EXCHANGE OFFER

       All of our executive officers and directors have indicated that they do not intend to tender their shares for exchange because each is dedicated to Thermwood and none of these individuals has a need for the interest payments from the debentures.

       Edgar Mulzer, a director and major shareholder of Thermwood who is not active in our management, has given Thermwood an option to purchase his 209,000 shares at a price of $15.00 per share. We can exercise this option at any time after January 1, 2002 and before January 1, 2004. Thermwood paid Mr. Mulzer $5,000 for this option. We have secured this option to further our plans to assure that control of Thermwood remains with Kenneth and Linda Susnjara.

   OUR PRINCIPAL OFFICES

       Our principal executive office is located at Old Buffaloville Road, P.O. Box 436, Dale, Indiana 47523. The telephone number at this address is
   (812) 937-4476.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

       Our consolidated financial information set forth below should be read together with the more detailed Consolidated Financial Statements, including the Notes thereto, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


       The pro forma financial information illustrates the effect of the exchange of 750,000 shares for debentures as if this had occurred as of the dates and for the periods listed in the following tables. For more detailed information on the pro forma effects of these events, see the pro forma financial information and the "Explanation of Pro Forma Adjustments" in "Exchange Offer -- Financial Effect of the Exchange Offer."


   STATEMENTS OF OPERATIONS DATA:
   (IN THOUSANDS EXCEPT PER SHARE DATA)


                            QUARTER ENDED OCTOBER 31                        YEAR ENDED JULY 31,
                           ---------------------------   ----------------------------------------------------------
                           PRO FORMA                     PRO FORMA
                             1998       1998     1997      1998       1998      1997      1996      1995      1994
                           ---------   ------   ------   ---------   -------   -------   -------   -------   ------
                                    UNAUDITED            UNAUDITED
    Net sales............   $5,625     $5,625   $4,805    $21,840    $21,840   $17,779   $12,636   $12,314   $9,985
    Gross profit.........    2,389      2,389    2,043      8,842      8,842     6,906     4,925     4,786    3,579
    Earnings from
      continuing
      operations.........       57        218      355        673      1,318     1,236     2,334     2,350      136
    Net earnings.........       57        218      355        673      1,318     1,236     2,334     2,350      208
                            ======     ======   ======    =======    =======   =======   =======   =======   ======
    Earnings per share:
      Basic..............   $ 0.08     $ 0.15   $ 0.22    $  0.93    $  0.89   $  0.70   $  1.63   $  1.92   $   --
      Diluted............     0.08       0.15     0.21       0.86       0.86      0.69      1.45      1.49       --
                            ======     ======   ======    =======    =======   =======   =======   =======   ======
    Weighted average
      number of shares:
      Basic..............      691      1,441    1,409        675      1,425     1,349     1,231     1,030    1,030
      Diluted............      730      1,481    1,535        767      1,517     1,446     1,437     1,451    1,030
    Cash dividends
      declared per common
      share..............       --         --       --         --         --        --        --        --       --


 BALANCE SHEET DATA:
 (IN THOUSANDS)

                                    OCTOBER 31,                                    JULY 31,
                           -----------------------------   --------------------------------------------------------
                           PRO FORMA                       PRO FORMA
                             1998       1998      1997       1998       1998      1997      1996     1995     1994
                           ---------   -------   -------   ---------   -------   -------   ------   ------   ------
                                     UNAUDITED             UNAUDITED
    Total assets.........   $12,563    $12,083   $11,434    $11,804    $11,324   $11,273   $8,766   $7,527   $5,418
    Working capital......     5,088      5,568     5,454      4,845      5,324     5,080    3,791    2,811    1,706
    Long-term
      obligations........     6,953      2,302     2,750      7,018      2,367       285      709    1,870    1,862
    Shareholders'
      equity.............     1,580      6,231     4,950      1,297      5,948     7,087    6,275    3,437    1,456

       For a discussion of the tax consequences of exchanging shares for debentures, see "Federal Income Tax Consequences."

                                  RISK FACTORS

     Before you invest in our debentures, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to exchange your shares for debentures.

POSSIBLE RISKS RELATED TO THE EXCHANGE OFFER AND THE ISSUANCE OF THE DEBENTURES


THE DECREASE IN FUNDS AVAILABLE FOR BUSINESS OPERATIONS DUE TO THE ADDED FINANCIAL BURDEN OF PAYING INTEREST AND PRINCIPAL ON THE DEBENTURES COULD ADVERSELY AFFECT OUR ABILITY TO COVER OPERATING EXPENSES SHOULD OUR REVENUES DECREASE SIGNIFICANTLY OR EXPAND OUR BUSINESS.


     We will be required to make quarterly interest payments on the debentures issued pursuant to the exchange offer, redeem debentures when an initial holder dies and, eventually, payoff or refinance the debentures when they become due in 15 years. As a result of this added financial burden:

     (a) we might not have sufficient funds to cover operating expenses if our operating revenues decrease significantly; and

     (b) we might not have sufficient funds to expand our business if the opportunity arises.

THE DEBT CREATED BY THE DEBENTURES MUST BE PAID PRIOR TO ANY DISTRIBUTIONS TO SHAREHOLDERS UPON LIQUIDATION THEREBY DECREASING THE AMOUNT OF FUNDS AVAILABLE TO DISTRIBUTE TO SHAREHOLDERS.

     In the event that we were to liquidate, the holders of the debentures would be entitled to receive the principal and accrued interest on the debentures out of the proceeds of the liquidation before shareholders would receive anything. As a result, we might not have sufficient funds to pay shareholders after paying what is due to debenture holders.

IT WILL BE MORE DIFFICULT FOR OTHER SHAREHOLDERS TO REMOVE THE CURRENT BOARD AND MANAGEMENT. CURRENT MANAGEMENT MAY BE ABLE TO MAKE ALL CORPORATE DECISIONS WITHOUT THE CONSENT OF OTHER SHAREHOLDERS AND PREVENT HOSTILE TAKEOVERS.

     Current management owns approximately 33% of our outstanding shares. This provides them with significant influence over Thermwood's operations and actions. If we acquire 750,000 shares in the exchange offer, Kenneth and Linda Susnjara and Edgar Mulzer would own approximately 67.5% of our outstanding stock. Since they would then own a majority of our stock:

     - It would be extremely difficult for other shareholders to remove our current board of directors and management;

     - they would be able to make virtually all corporate decisions without the consent of other shareholders; and

     - they would be able to prevent hostile takeovers.


OUR EARNINGS AND OUR ASSETS COULD BE ADVERSELY AFFECTED BY THE EXPENSES THAT WE WILL INCUR DEFENDING OUR POSITION IN A PENDING LAWSUIT AND BY ANY ADVERSE JUDGEMENT IN THAT LAWSUIT.


     A lawsuit is currently pending which seeks to:

     (a) enjoin the consummation of the exchange offer; or

     (b) in the event the exchange offer is consummated, recover compensatory damages.


See "Business -- Legal Proceedings" later in this prospectus for a more detailed explanation of the litigation. While it is impossible to predict the course or outcome of this lawsuit, we could incur expenses associated with the lawsuit which could have a significant adverse effect on our earnings. In addition, any material judgment in the lawsuit could have a significant adverse effect on our assets and our earnings.

                   RISKS RELATED TO ACQUISITION OF DEBENTURES

If you decide to acquire debentures in exchange for your shares, you should consider the following factors:

SINCE THE DEBENTURES ARE NOT SECURED AND RANK BELOW MOST OF OUR OTHER DEBTS AND THE DEBTS OF OUR SUBSIDIARIES, OUR ASSETS MAY BE INSUFFICIENT TO PAY AMOUNTS DUE ON THE DEBENTURES.

     If any of the following events occur, our assets may not be sufficient to pay amounts due on any of the debentures:

     (a) we or some of our subsidiaries enter into bankruptcy, liquidation, reorganization, or some other winding-up transaction;

     (b) we default in payment under our credit line or other senior debt; or

     (c) there is an acceleration of any indebtedness under our credit line or other senior debt.

     This risk is due to the fact that

     (a) the debentures will be unsecured obligations of Thermwood, while our credit line is secured by all of our assets;

     (b) our senior debt and any indebtedness of our subsidiaries, upon liquidation or dissolution of the particular subsidiary, have a right to be repayed prior to any payment under the debentures; and

     (c) we and our subsidiaries may incur other senior debt, which may be substantial in amount, including secured indebtedness.


     Senior debt is any indebtedness incurred in connection with borrowings by us, including our subsidiaries, from a bank, trust company, insurance company, or from any other institutional lender, whether or not such indebtedness is specifically designated as being senior debt. As of March 11, 1999, such senior debt and subsidiary debt aggregated approximately $2,196,320.


YOUR RIGHT TO PURSUE REMEDIES FOR DEFAULT UNDER THE DEBENTURES OR THE INDENTURE WILL BE LIMITED BY THE TERMS OF THE INDENTURE.


     The debentures will be issued under an indenture which governs the terms of the debentures. As a debenture holder, your right to pursue any remedy due to our breach of the terms of the debentures or the indenture are expressly limited by the terms of the indenture. The indenture provides, among other things, that in the event we should commit a default, unless the holders of 25% of the principal amount of the debentures elect to declare a default, no individual debenture holder will have the right to pursue his remedies against us. We suggest that you read the disclosure under the heading "Description of The Debentures and the Indenture -- Events of Default, Notice and Waiver" for more information on limitations of remedies.


THERE IS NO PUBLIC MARKET FOR THE DEBENTURES. IF ONE DEVELOPS, IT MAY NOT BE LIQUID AND YOU MAY HAVE DIFFICULTY RESELLING OR BE UNABLE TO RESELL THE DEBENTURES.

     The debentures will constitute a new class of securities with no established trading market. If a trading market does not develop or is not maintained, you may experience difficulty in reselling the debentures or you may be unable to sell them at all. If a market for the debentures develops, any such market may be discontinued at any time. We do not intend to list the debentures on the AMEX, the PSEX or any other national securities exchange. We understand that Dirks currently intends to make a market in the debentures. However, they are not obligated to do so. If Dirks does make a market in the debentures, it may discontinue such activities at any time without notice. In addition, Dirks' ability to conduct market-making activity will be subject to the limits imposed by the Securities Act of 1933, the Securities Exchange Act of 1934 and NASD rules, and will be limited during the exchange offer.

THE DEBENTURES MOST LIKELY WILL TRADE AT A DISCOUNT FROM THEIR FACE AMOUNT IF A PUBLIC TRADING MARKET DEVELOPS FOR THE DEBENTURES. AS A RESULT, DEBENTURE HOLDERS MAY HAVE INCOME UNDER FEDERAL TAX RULES IN ADDITION TO THE INTEREST PAYABLE UNDER THE DEBENTURES.


     If a public trading market develops for the debentures, the debentures most likely will trade below their face value because, among other factors:

     (a) the debentures are second in right of repayment, unsecured and have a 15 year term; and

     (b) our industry and financial condition.


     If the debentures initially trade at a price below their face value, debenture holders may have income under Federal tax rules in addition to the interest payable under the debentures.


     Future trading prices of the debentures will depend on many factors, including among other things, prevailing interest rates, our financial condition and results of operations, and the market for similar notes.


THE EXCHANGE OFFER IS A TAXABLE EVENT. YOU MAY REALIZE A TAXABLE GAIN WITHOUT RECEIVING FUNDS TO PAY THE TAXES.



     The exchange offer is a taxable event. Depending upon the facts of your situation, you may realize a taxable gain on your acquisition of debentures in exchange for your shares. This means that, as a result of the exchange, you may owe taxes on the transaction even though you will not have received cash in the transaction to pay such taxes. We suggest that you read the disclosure under the heading "Federal Income Tax Consequences" for more information on the possible tax effects to you under the exchange offer.


IF YOU EXCHANGE ALL OF YOUR SHARES, YOU WILL LOSE YOUR RIGHT TO SHARE IN ANY INCREASE IN THE VALUE OF THERMWOOD THROUGH A RISE IN THE STOCK PRICE OR THE DISTRIBUTION OF DIVIDENDS.

     If you tender all of your shares, you no longer will have any equity interest in Thermwood and, therefore, you will not participate in Thermwood's future potential earnings or growth or receive future dividend payments, if any.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF FLUCTUATING OPERATING RESULTS WHICH COULD ADVERSELY AFFECT OUR BUSINESS IF ACTUAL RESULTS DIFFER FROM PROJECTED RESULTS IN A MATERIAL AND NEGATIVE MANNER.

     We purchase raw materials, conduct research and development and otherwise allocate funds to the various aspects of our business based upon our ability to forecast sales within our industry. We have historically experienced fluctuations in our operating results and our operating results may change materially in the future. If actual operating results differ from projected operating results in a material and negative manner our business could be adversely affected.

THERE ARE A NUMBER OF REGULATORY, POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH OUR DOING BUSINESS OVERSEAS WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     There are serious risks in marketing products in foreign countries, some or all of which could adversely affect our results of operations. These include, among others:

     - the difficulty of administering business abroad;

     - exposure to currency fluctuations and devaluations or restrictions on money supplies;

     - foreign and domestic export laws and regulations;

     - taxation;

     - tariffs;

     - import quotas and restrictions;

     - shipping interruptions; and

     - other economic and political events totally beyond our control.

     Approximately 20% of our sales during the 1998 fiscal year were made outside of the United States and we estimate that such non-domestic sales were approximately 5% during the first three months of our current fiscal year. We do not engage in hedging activities to offset our exposure to currency fluctuations and devaluations. In addition, we may be unable to prevent the unauthorized use of our technology in foreign countries.

WE ARE DEPENDENT ON A NETWORK OF DEALERS FOR OUR SALES. THE LOSS OF MAJOR DEALERS WOULD ADVERSELY AFFECT OUR SALES AND RESULTS OF OPERATIONS.


     We market our products primarily through a number of dealers. We are substantially dependent upon our agreements with these third parties, as well as their viability and financial stability, to generate sales. Because our agreements are not exclusive, the dealers are permitted to sell products that compete with our products. If we were to lose any of our major dealers, in the absence of similar replacement arrangements, our sales and our results of operations could be materially adversely affected. We made approximately 21% of our sales during our fiscal year ended July 31, 1998 through a dealer owned by our president and his wife, and 11% of our sales through another dealer. For the first quarter of fiscal 1999, the sales made through the dealership owned by the president and his wife amounted to 13% of sales, two other dealers sold 16% and another sold 15%. There were no other dealers who sold more than 10% of machinery sales during the first quarter. We suggest that you read the disclosure under the headings "Business -- Marketing" and "Certain Relationships and Related Transactions" for more information on our arrangements with dealers, including those owned and operated by our affiliates.


A MATERIAL DECREASE IN SALES OF ONE PRODUCT THAT ACCOUNTS FOR A MAJOR PORTION OF OUR REVENUES WOULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     We are significantly dependent upon sales of our computer-controlled router systems. In fiscal year 1998, computer-controlled router systems sales represented approximately 79.5% of our sales. If our sales of computer-controlled router systems were to decrease significantly, our business and results of operations would be materially and adversely affected.

LOSS OF OUR CHIEF EXECUTIVE OFFICER OR OTHER KEY EMPLOYEES WHO HAVE SIGNIFICANT EXPERIENCE IN OUR OPERATIONS AND OUR INDUSTRY WOULD ADVERSELY AFFECT OUR BUSINESS.

     Kenneth J. Susnjara, our President and Chief Executive and Operating Officer, is primarily responsible for the conduct of our business. If we should lose his services, there can be no assurance that we could obtain a qualified replacement. We do not have an employment agreement with Mr. Susnjara. Our future success also depends in large part on the continued service of our key management, manufacturing and marketing personnel and on our ability to attract and retain qualified employees. The competition for such personnel is intense and the loss of key employees could have a materially adverse impact on our business.

OUR INABILITY TO COMPETE WITH OUR COMPETITORS WOULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     There are many manufacturers of automated machining systems in the United States and abroad, particularly in Japan and Europe. Our primary competitors in the high speed machining market are a number of major domestic, Japanese and European firms such as Shoda Iron Works, Heian, Shinks Machinery Works, Accurouter, Motionmaster and Komo Machine. A number of these manufacturers are larger, better financed and have more resources than we do. Furthermore, the number of companies offering routing equipment has increased and it is our opinion that the market cannot support all of them. Although we believe that only a limited number of companies currently offer multiple task equipment of the type marketed by us, other companies with significantly greater financial resources and product recognition could enter this market, in which event our ability to compete could be materially adversely affected.

OUR INABILITY TO PROTECT PROPRIETARY INFORMATION VALUABLE TO THE MANUFACTURE OF OUR PRODUCTS COULD MATERIALLY AND ADVERSELY AFFECT OUR SALES AND OUR BUSINESS. SIMILARLY, IF WE INFRINGE ON THE PROPRIETARY RIGHTS OF OTHERS, OUR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED.


     Although we own a number of patents on our products, we rely primarily on trade secret laws to protect our technologies, innovations and other proprietary property. If our competitors were to obtain and utilize material information proprietary to Thermwood that is valuable to the manufacture of our products, our sales and results of operations could be materially and adversely affected. There can be no assurance that we can establish trade secrets, that secrecy obligations in effect for our employees, distributors, suppliers and customers will be honored or that others will not independently develop similar or superior technology. In addition, to the extent that key employees or other third parties apply technological information independently developed by them or by others to our products, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. There is no assurance that our products will not infringe patents or other rights owned by others, licenses to which may not be available on commercially reasonable terms to us, if at all. Moreover, there can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation which may be protracted as well as costly. In addition, if our products are deemed to infringe upon the patents or proprietary rights of others, we could, under certain circumstances, become liable for damages, which could also have a materially adverse effect on us. We have not been involved in any claims concerning patent infringement. See
"Business -- Patents, Trade Secrets and Trademarks."


FAILURE TO ADEQUATELY PREPARE OUR COMPUTERS AND SOFTWARE TO BE YEAR 2000 COMPLIANT COULD DISRUPT OUR BUSINESS AND MATERIALLY AND ADVERSELY AFFECT OUR OPERATIONS.

     Many currently installed computer systems and software products use two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to track inventory, issue purchase orders, write checks or engage in similar normal business activities.


     During the fiscal year ended July 31, 1998, we began a risk evaluation of potential year 2000 issues and formed a year 2000 Committee which consists of the Chief Executive Officer, Vice-President of Engineering, Information Systems Manager and two other employees. The committee's purpose is to assess all risks, analyze current systems, including all information technology and non-information technology systems, coordinate upgrades and replacements and report the current and projected status of all known year 2000 compliance issues.



     During the assessment phase, we identified computer-related systems and software vendors with potential year 2000 problems. In the first quarter of fiscal 1999, we began corresponding with the vendors that had not supplied year 2000 statements, requesting the year 2000 compliance status of their products. Responses received to date from vendors have not indicated any year 2000 problems. We know of alternative vendors should our current vendors fail to perform due to year 2000 problems; however, use of some of these vendors would be inconvenient and could be costly. Moreover, we have not contacted these alternate vendors to determine whether they are year 2000 compliant.


     As a precaution, we plan to stock up additional inventory from our non-U.S. vendors prior to the beginning of the year 2000.


     We know of one mission-critical system, the inventory shop floor control software, that is not year 2000 compliant. This software tracks incoming orders, inventory levels, material requirements planning, shop floor control, labor tracking, shipping and administrative and financial tracking functions. Although, this system has a year 2000 certified replacement product, implementation of this replacement product would require us to re-input all current data. As a result, we have decided to purchase a different system that is year 2000 compliant and, in our judgment, superior to the current system we are using. We anticipate that the new system will arrive during July 1999, at which time we will begin to input current data. We are currently installing upgrades to the non-mission critical systems and should complete the upgrade by the beginning of July 1999.


     We estimate that the replacement or remedial costs for our year 2000 compliance issues will be less than $150,000 and will consist of software and hardware upgrades that include new features which are combined with year 2000 corrections. These costs will be expensed as incurred or capitalized and depreciated, as appropriate.



     We have tested the machine control systems and related computer software, which we sell and we believe that such equipment is year 2000 compliant.



     We estimate that the worst case year 2000 issue scenario would occur if the new inventory shop floor control software is not year 2000 compliant. In such an event, we would revert to manual methods of tracking inventory and purchasing raw materials while we looked to alternative vendors. We believe that there are a number of alternate vendors that claim to have year 2000 compliant software. We feel that we could implement this contingency plan within a short period of time. However, until such time as this contingency plan took effect, our ability to manufacture might be materially disrupted due to administrative delays or, possibly, lack of raw materials. A return to manual methods would require us to hire additional staff and would result in:


     - increased administrative expense; and

     - higher raw materials inventory levels that would be needed to assure that we have sufficient raw materials to avoid disruption of production.

                                 CAPITALIZATION

     The following table sets forth:

     - our capitalization as of October 31, 1998; and

     - such capitalization adjusted to give pro forma effect to the exchange of 750,000 shares for debentures.

     You should read the information set forth below together with the information contained in the "Summary Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and our consolidated financial statements.

                                                               AT OCTOBER 31, 1998
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Note payable to bank........................................  $ 2,196      $ 2,196
Bonds payable, net..........................................      106        4,757
                                                              -------      -------
          Total long-term liabilities.......................    2,302        6,953
                                                              -------      -------
Shareholders' equity
  Common stock, no par value, 4,000,000 shares authorized,
     1,444,709 shares issued and outstanding (actual)
     261,400 shares issued and outstanding (as adjusted)....   10,806        6,155
  Accumulated deficit.......................................   (4,540)      (4,540)
  Subscriptions receivable..................................      (35)         (35)
                                                              -------      -------
          Total shareholders' equity........................    6,231        1,580
                                                              -------      -------
Total capitalization........................................  $ 8,533      $ 8,533
                                                              =======      =======

          MARKET FOR OUR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS


     Our common stock has been traded on the American Stock Exchange since 1989 and on the Pacific Stock Exchange since 1987. The following table sets forth the high and low per share sales prices for the common stock as reported on the American Stock Exchange for our fiscal years ended July 31, 1998 and July 31, 1997, and for the interim periods indicated:

  PERIOD                                                         LOW SALES PRICE    HIGH SALES PRICE
  ------                                                         ---------------    ----------------
  1999
    Second Quarter...........................................        $5.625             $ 8.125
    First Quarter............................................        $6.06              $10.38
  1998
    Fourth Quarter...........................................        $7.50              $10.06
    Third Quarter............................................        $7.50              $ 9.12
    Second Quarter...........................................        $9.05              $13.10
    First Quarter............................................        $9.70              $14.05
  1997
    Fourth Quarter...........................................        $7.50              $10.00
    Third Quarter............................................        $7.50              $10.00
    Second Quarter...........................................        $6.90              $10.60
    First Quarter............................................        $9.70              $11.90

     As of March 10, 1999, there were approximately 267 holders of record of our common stock which includes brokerage firms and/or clearing houses holding our shares for their clientele. Although each of these brokerage houses and/or clearing houses hold the shares for a number of their clients, each such firm is considered as only one holder. However, based on the results of a brokers' search conducted for our 1998 annual shareholders meeting, the number of beneficial holders was approximately 2,100 at that time. As of March 10, 1999, there were 1,444,709 shares outstanding.

     On March 10, 1999, the closing price for these shares, as reported on the AMEX, was $5.09375 per share.

                                 EXCHANGE OFFER



     The terms and conditions of the exchange offer are set forth in this prospectus. You must complete and deliver a letter of transmittal to us if you decide to tender your shares for exchange. It tells you how to exchange your shares for debentures. You are encouraged to review the letter of transmittal that you received with this prospectus for more detailed information. If you did not receive a copy of the letter of transmittal, you should request one from us by following the instructions set forth under the heading "Where You Can Find More Information."


HOW MANY SHARES WE WILL ACCEPT AND DEBENTURES WE WILL ISSUE


     We will accept up to 750,000 shares that are validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. If we receive tenders for more than 750,000 shares, we will pro-rate the number of tendered shares that we will exchange from each tendering shareholder. However, before we prorate the tendered shares, we may accept tenders for shares from shareholders who own less than 100 shares and who have tendered all of their shares.


     If you tender your shares and we accept your tender, we will issue to you a debenture in the face amount equal to $11.00 times the number of shares that we accept. You may tender some or all of your shares. You are encouraged to review the section entitled "Description of The Debentures And The Indenture" for more detailed information about the terms of the debentures.

     Please note that if you acquired your shares prior to January 5, 1998, the date that we reverse split our common stock on a one-for-five basis, and you never exchanged your old stock certificates for new stock certificates, your stock certificates represent only one fifth of the number of shares after the reverse stock split. This means that the face amount of the debenture that you will be entitled to receive in exchange for these shares will be one-fifth of the amount you would receive if you were exchanging shares issued after the reverse stock split.

     We will retire all of the shares that we receive in the exchange offer. This means that the shares no longer will be issued or outstanding.

     We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. You will not be required to pay brokerage commissions or fees with respect to your exchange of shares.

WHEN THE EXCHANGE OFFER WILL EXPIRE AND HOW WE CAN EXTEND OR AMEND THE EXCHANGE OFFER


     The exchange offer will expire at 5:00 p.m., New York City time, on April 21, 1999, unless we extend it. If we extend the exchange offer, we will notify the exchange agent and we will make a public announcement of the extension. The announcement will be made prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, unless another time and date are required by applicable law or regulation.


     We can, in our reasonable discretion:

     - terminate the exchange offer if any of the conditions set forth below under "Conditions" exist; or

     - amend the terms of the exchange offer in any manner.

     In either event, we will promptly publicly announce that we have taken such action. If we amend the exchange offer in a manner that we believe constitutes a material change, we promptly will disclose such amendment in a supplement to this prospectus that we will distribute to you. We also will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner in which we disclose it to you, if the exchange offer would otherwise expire during such five to ten business day period.

     We anticipate that we will make any required public announcement through the Dow Jones News Service.

PROCEDURES FOR TENDERING


     Only a holder of shares may tender such shares in the exchange offer. To tender in the exchange offer, a holder must complete the letter of transmittal as instructed in the letter and deliver to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, at one of its addresses set forth below under "Exchange Agent" ALL of the following:


     - Completed letter of transmittal OR an agent's message;

     - the shares OR confirmation of a book-entry transfer; and

     - any other required documents.

     Book-Entry Transfers. If your shares are held at a financial institution that participates in Depository Trust Company, you may deliver the shares by book-entry transfer. The exchange agent has established an account for the shares at Depository Trust Company. Any financial institution which is a participant in Depository Trust Company may make book-entry delivery of the shares by

     - causing Depository Trust Company to transfer such shares into the exchange agent's account; or

     - following the guaranteed delivery procedure described below.

     DELIVERY OF DOCUMENTS TO DEPOSITORY TRUST COMPANY WITHOUT TRANSFER TO THE EXCHANGE AGENT BY ONE OF THE ABOVE MEANS DOES NOT CONSTITUTE VALID DELIVERY TO THE EXCHANGE AGENT.

     Agent's Message. The term agent's message means a message transmitted by Depository Trust Company to the exchange agent which is received by the exchange agent and which states that Depository Trust Company has received an express acknowledgment from one of its participants tendering shares stating:

     - the aggregate number of shares which have been tendered by such participant;

     - that such participant has received and agrees to be bound by the terms of the letter of transmittal; and

     - that Thermwood may enforce such agreement against the participant.

The agent's message is a part of a book-entry confirmation.

     THE METHOD OF DELIVERY OF SHARES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT, INCLUDING DELIVERY THROUGH DEPOSITORY TRUST COMPANY, IS AT THE ELECTION AND RISK OF THE HOLDER. WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE INSTEAD OF DELIVERY BY MAIL. IF YOU SEND YOUR SHARES BY MAIL, WE SUGGEST THAT YOU SEND THEM BY REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR SHARES SHOULD BE SENT TO US.

     If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender them, you should contact the registered holder promptly and instruct it to tender the shares on your behalf. If you decide to tender your shares on your own behalf, you must make appropriate arrangements to register ownership of the shares in your name or obtain a properly completed stock power from the registered holder. YOU MUST DO THIS BEFORE COMPLETING AND DELIVERING THE LETTER OF TRANSMITTAL, THE SHARES AND ANY OTHER REQUIRED DOCUMENTS. THE TRANSFER OF REGISTERED OWNERSHIP MAY TAKE CONSIDERABLE TIME.

     Your Signature May Be Required To Be Guaranteed. Signatures on a letter of transmittal or a notice of withdrawal of tender must be guaranteed by an eligible institution, except as described below. An eligible institution is:

     - a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

     - a commercial bank or trust company having an office or correspondent in the United States; or

     - an eligible guarantor institution as that term is defined under the Exchange Act.

     Your signature need not be guaranteed if your shares are tendered:

     (a) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

     (b) for the account of an eligible institution.

     If a trustee or other person acting in a fiduciary or representative capacity signs the letter of transmittal or any stock powers or other document required by the letter of transmittal, such person must

     - indicate the capacity in which it is signing; and

     - provide proper evidence satisfactory to us of its authority to so act with regard to the letter of transmittal.

     We will determine, in our sole discretion, all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered shares. Our determination is final and binding. We reserve the absolute right to reject any shares not properly tendered or any shares our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular shares. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

     You must cure any defects or irregularities in connection with tenders of shares within such time as we shall determine, unless we waive such defect. Although we intend to notify holders of defects or irregularities with respect to tenders of shares, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of shares will not be deemed to have been made until such defects or irregularities have been cured or waived.

     Any shares received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived, will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

     In addition, we reserve the right in our sole discretion to:

     (a) terminate the exchange offer as set forth below under "Conditions;" and

     (b) to the extent permitted by applicable law, purchase shares in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

ACCEPTANCE OF SHARES AND DELIVERY OF DEBENTURES

     All conditions to the exchange offer must be satisfied or waived prior to the expiration date. After the expiration date, we will accept all shares properly tendered and, thereafter, we will issue the debentures. We shall be deemed to have accepted the shares tendered for exchange when we notify the exchange agent of our acceptance. The exchange agent will act as agent for the tendering holders of the shares for the purpose of receiving the debentures from us. The exchange agent will deliver the debentures to the tendering shareholders.

GUARANTEED DELIVERY PROCEDURES

     If you wish to tender your shares but:

     - your shares are not immediately available;

     - you cannot deliver your shares or a confirmation of book-entry transfer, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

     - you cannot complete the procedure for book-entry transfer on a timely basis, you may effect a tender if:

     (a) the tender is made by or through an eligible institution as that term is defined above in "Your Signature May Be Required To Be Guaranteed;"

     (b) prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery

        - stating the name and address of the holder of such shares;

        - stating the principal amount of shares tendered;

        - stating that the tender is being made thereby; and

        - guaranteeing that, within three AMEX trading days after the expiration date, a duly executed letter of transmittal together with the shares or a confirmation of book-entry transfer of such shares, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

     (c) such properly completed and executed letter of transmittal, and all tendered shares in proper form for transfer, or a confirmation of book-entry transfer of such shares, and all other documents required by the letter of transmittal are received by the exchange agent within three AMEX trading days after the expiration date.

     Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their shares according to these guaranteed delivery procedures.

WITHDRAWAL OF TENDERS


     You may withdraw your tender of shares at any time prior to 5:00 p.m., New York City time, on the expiration date, except as otherwise provided herein.



     To withdraw a tender of shares in the exchange offer, the exchange agent must receive a written or facsimile notice of withdrawal at its address set forth below under "-- Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date.


     Any notice of withdrawal must:

     - specify the name of the person having deposited the shares to be withdrawn;

     - identify the shares to be withdrawn, including the certificate number(s) and amount of such shares;

     - be signed by the holder of such shares in the same manner as the original signature on the letter of transmittal by which such shares were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the exchange agent register the transfer of such shares back into the name of the person withdrawing the tender; and

     - specify the name in which any such shares are to be registered, if different from that of the depositor. If the shares have been delivered pursuant to the book-entry procedure set forth above under "--Procedures for Tendering," any notice of withdrawal must specify the name and number of the participant's account at Depository Trust Company to be credited with the withdrawn shares.


     We will determine, in our sole discretion, all questions as to the validity, form and eligibility, including time of receipt, of such notices. Our determination is final and binding. If you withdraw your shares, they will be deemed not to have been validly tendered for purposes of the exchange offer and no debentures will be issued with respect to that tender unless you validly retender the shares that you withdrew. You may retender properly withdrawn shares by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the expiration date.


     The exchange agent will return to you any shares which you tendered but which we did not accept due to withdrawal, rejection of tender or termination of the exchange offer, as soon as practicable without cost to you. However, in the case of shares tendered by book-entry transfer, such shares will be credited to an account maintained with Depository Trust Company for the shares.

CONDITIONS

     Regardless of any other term of the exchange offer, we shall not be required to accept for exchange, or exchange debentures for, any shares, and we may terminate the exchange offer before the expiration date, if:

     (a) any action or proceeding is instituted or threatened with respect to the exchange offer which, in our reasonable judgment,

        - might materially impair our ability to proceed with the exchange offer; or

        - might materially impair the contemplated benefits of the exchange offer to us;

     (b) any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries;

     (c) any change, or any development involving a prospective change, in our business or financial affairs, including those of any of our subsidiaries, has occurred which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

     (d) any law, statute, rule or regulation is proposed, adopted or enacted, which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

     (e) there shall have occurred

        - any general suspension of trading in, or general limitation on prices for, securities on the AMEX;

        - a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority that adversely affects the extension of credit to us; or

        - a commencement of war, armed hostilities or other similar international calamity directly or indirectly involving the United States;

        or, in the event that any of the foregoing exists at the time of commencement of the exchange offer, a material acceleration or worsening thereof; or

     (f) we have not obtained any governmental approval which we believe, in our reasonable judgment, is necessary for the consummation of the exchange offer as contemplated in this prospectus.

     The foregoing conditions are for our sole benefit and we may assert them or waive them regardless of the circumstances giving rise to any such condition. If we fail at any time to exercise any of the foregoing rights, we shall not be deemed to have waived such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     If we determine, in our sole reasonable judgment, that any of the conditions are not satisfied, we may:

     (a) refuse to accept any shares and return all tendered shares to the tendering holders or, in the case of shares delivered by book-entry transfer, credit such shares to the account maintained within Depository Trust Company by the participant in Depository Trust Company which delivered such shares;

     (b) extend the exchange offer and retain all shares tendered prior to the expiration of the exchange offer subject, however, to the rights of holders thereof to withdraw such tenders of shares; or

     (c) waive such unsatisfied conditions with respect to the exchange offer and accept all properly tendered shares which have not been withdrawn.

     If such waiver constitutes a material change to the exchange offer, we will disclose such waiver promptly by means of a supplement to this prospectus that will be distributed to you, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of common stock, if the exchange offer would otherwise expire during such five to ten business day period.

EXCHANGE AGENT

     American Stock Transfer and Trust Company is the exchange agent for the exchange offer. You should direct all executed letters of transmittal and notices of guaranteed delivery to the exchange agent at the address set forth below. If you have questions or you need


     - assistance,



     - additional copies of this prospectus or of the letter of transmittal, or



     - notices of guaranteed delivery,


you should direct such requests to the exchange agent as follows:

           American Stock Transfer and Trust Company, Exchange Agent

By Mail, Hand or Overnight Courier:     Facsimile Transmission Number
40 Wall Street                          eligible institutions only:
New York, New York 10005                (718) 234-5001
If by Mail, Registered or               To Confirm Facsimile
Certified Mail Recommended              or for Information Call
                                        (718) 921-8200

     DELIVERY OF A THE LETTER OF TRANSMITTAL AND/OR OTHER REQUISITE DOCUMENTS TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

YOUR RIGHTS UNDER INDIANA LAW

     You do not have any appraisal or dissenters' rights under Indiana law or the indenture, the agreement between Thermwood and the trustee, in connection with the exchange offer. Generally, appraisal or dissenters' rights are statutory rights that require a corporation to pay shareholders who do not consent to certain major corporate transactions, the fair value of their shares.

WHY WE ARE MAKING THE EXCHANGE OFFER

I.  TO PRESERVE CONTROL BY CURRENT MANAGEMENT AND PREVENT HOSTILE TAKEOVER.

     We are conducting the exchange offer to prevent the possibility of a hostile takeover and preserve current management's control over our operations. We believe that our ability to generate profits year after year is directly related to:

     1. Kenneth Susnjara's direct management of our operations and his knowledge of our industry including his view of future markets;

     2. our management incentive program which compensates managerial employees primarily as a function of our results of operations; and

     3. our management structure which is less structured and more participatory than that of most other public companies.

     We further believe that a change in executive management as a result of a hostile takeover would jeopardize these managerial techniques and our on-going profitability.

II.  TO PROVIDE OUR SHAREHOLDERS WITH AN ALTERNATE FORM OF INVESTMENT.

     We also are conducting the exchange offer to provide our shareholders with an alternate form of investment in Thermwood. We have not declared any dividends on our common stock and we have no current intention of declaring any such dividends. The debentures offer a consistent long-term rate of return.

OUR PRIOR ATTEMPT TO PURCHASE ALL COMMON STOCK THAT WAS NOT OWNED BY MAJOR SHAREHOLDERS

     In March 1998, we began to explore methods for consolidating control of Thermwood and preventing hostile takeovers. In September 1998, we sought to repurchase all of our common shares that were not owned by our major affiliates by effecting a reverse stock split of our common stock at a high enough ratio to require all but a few shareholders to return there shares to us for cash. This would have forced all but a select few major shareholders to return their shares to Thermwood. Although our primary goal was to preserve control by Kenneth and Linda Susnjara and prevent any attempted hostile takeover, the reverse stock split also would have resulted in our becoming a private company, with no public market for our common shares and no requirement to prepare or file annual reports or other disclosure documents with the SEC.

     We negotiated with LaSalle Bank to provide the financing for the repurchase of our common stock. However, the bank began to add additional substantive requirements to the loan that were not acceptable to us. We are not sure why, but we believe that it was consistent with a tightening up of the credit market for this type of loan at the time. As a result, we did not go forward with the forced repurchase of our common stock and we began exploring other strategies for effecting our goals.

     Although our management will own a majority of our outstanding shares if materially all of the 750,000 shares sought in this exchange offer are acquired by us, this exchange offer is not a first step in a plan to become a private company. In this regard, we have no intention of reducing the number of beneficial holders of our shares below 300 or delisting our shares from the American Stock Exchange.

WHY WE BELIEVE THAT THE EXCHANGE OFFER IS A VIABLE MEANS FOR MEETING OUR OBJECTIVES

     We commenced this exchange offer because we believe that it is a viable alternative to the stock repurchase by reverse stock split. Originally, we were going to attempt to exchange all of the outstanding common stock that was not owned by Kenneth and Linda Susnjara and Mr. Mulzer, another major shareholder. However, we changed the terms of the exchange offer to limit the number of shares that we will acquire to 750,000 or less. Limiting the number of shares that we purchase for debentures adds the following dimensions to the exchange offer:

     1. PRESERVATION OF A PUBLIC MARKET FOR OUR COMMON STOCK. The exchange offer should not result in the delisting of our common stock from the American or Pacific Stock Exchanges or the total cessation of a public market for our common stock, thereby retaining a market for those shareholders who decide not to tender their shares.

     2. INCREASED PER SHARE EARNINGS ASSUMING CONTINUED
PROFITABILITY. Following the completion of the exchange offer, there will be fewer outstanding shares. Assuming that we continue to generate profits, this reduction in outstanding shares will increase earnings per share and, possibly, the market value of such shares.

     3. LOWER DEBT SERVICE ON THE DEBENTURES. Although our debt service will increase as a result of the issuance of the debentures, we will be issuing fewer debentures than we anticipated under the original terms of the exchange offer. This means that the amount of debt service on the debentures will be less than would have been incurred under the exchange offer as originally contemplated. Lower debt service will increase liquidity and increase profits or decrease losses.

FINANCIAL EFFECT OF THE EXCHANGE OFFER

     The following pro forma financial information presents the effect on our historical financial position and results of operations assuming completion of the exchange offer. The unaudited pro forma balance sheets reflect the transaction as if it occurred on the condensed balance sheet dates. The unaudited pro forma statements of operations reflect the transaction as if it occurred at the beginning of the periods presented.

     You should be aware that the unaudited pro forma balance sheets are not necessarily indicative of what our financial position would have been if the exchange offer had been effected on the dates indicated, or will be in the future. You should not infer that the information shown in the unaudited pro forma statements of operations is indicative of the results of future operations.

                             THERMWOOD CORPORATION

         CONDENSED CONSOLIDATED BALANCE SHEET -- PRO FORMA (UNAUDITED)

                                 JULY 31, 1998
                (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)


                                                              HISTORICAL    ADJUSTMENTS    PROFORMA
                                                              ----------    -----------    --------
ASSETS
Current assets..............................................   $ 8,334            --         8,334
Net property and equipment..................................     2,647            --         2,647
Other assets................................................       343           480(a)        823
                                                               -------        ------        ------
Total assets................................................   $11,324           480        11,804
                                                               =======        ======        ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities.........................................   $ 3,009           480(a)      3,489
Long-term liabilities.......................................     2,367         4,651(b)      7,018
                                                               -------        ------        ------
                                                                 5,376         5,131        10,507
Shareholders' equity........................................     5,948        (4,651)(c)     1,297
                                                               -------        ------        ------
Total liabilities and shareholders' equity..................   $11,324           480        11,804
                                                               =======        ======        ======
Book value per share........................................   $  4.16                        1.90
Ratio of earnings to fixed charges..........................     10.16                        1.91


     See "Explanation Of Pro Forma Adjustments" below.

                             THERMWOOD CORPORATION


         CONDENSED CONSOLIDATED BALANCE SHEET -- PRO FORMA (UNAUDITED)

                                OCTOBER 31, 1998
                (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)


                                                             HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                             ----------    -----------    ---------
ASSETS
Current assets.............................................   $ 9,118            --         9,118
Net property and equipment.................................     2,626            --         2,626
Other assets...............................................       339             480(a)        819
                                                              -------        ------        ------
Total assets...............................................   $12,083           480        12,563
                                                              =======        ======        ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities........................................   $ 3,550           480(a)        4,030
Long-term liabilities......................................     2,302         4,651(b)        6,953
                                                              -------        ------        ------
                                                                5,852         5,131        10,983
Shareholders' equity.......................................     6,231        (4,651)(c)       1,580
                                                              -------        ------        ------
Total liabilities and shareholders' equity.................   $12,083           480        12,563
                                                              =======        ======        ======
Book value per share.......................................   $  4.31                        2.27
Ratio of earnings to fixed charges.........................      8.03                        1.49


     See "Explanation Of Pro Forma Adjustments" below.

                             THERMWOOD CORPORATION


         CONDENSED CONSOLIDATED BALANCE SHEET -- PRO FORMA (UNAUDITED)

                        FOR THE YEAR ENDED JULY 31, 1998
                (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)


                                                                                             PRO
                                                              HISTORICAL    ADJUSTMENTS     FORMA
                                                              ----------    -----------    --------
Net sales...................................................   $21,840            --        21,840
Cost of sales...............................................    12,998            --        12,998
                                                               -------        ------        ------
     GROSS PROFIT...........................................     8,842            --         8,842
Research and development, marketing, administrative and
  general expenses..........................................     6,413            --         6,413
                                                               -------        ------        ------
     OPERATING INCOME.......................................     2,429            --         2,429
                                                               -------        ------        ------
Other income (expense):
  Interest expense..........................................      (232)         (1,023)(d)   (1,255)
  Other.....................................................       (31)           --           (31)
                                                               -------        ------        ------
  Other expense, net........................................      (263)       (1,023)       (1,286)
                                                               -------        ------        ------
EARNINGS BEFORE INCOME TAXES................................     2,166        (1,023)        1,143
Income taxes................................................      (848)          379(e)        (469)
                                                               -------        ------        ------
     NET EARNINGS...........................................   $ 1,318          (645)          673
                                                               =======        ======        ======
WEIGHTED AVERAGE NUMBER OF SHARES:
  Basic.....................................................     1,425          (750)        675(f)
  Diluted...................................................     1,517          (750)        767(f)
EARNINGS PER SHARE:
  Basic.....................................................   $  0.89                        0.93
  Diluted...................................................      0.86                        0.86


     See "Explanation Of Pro Forma Adjustments" below.

                             THERMWOOD CORPORATION


         CONDENSED CONSOLIDATED BALANCE SHEET -- PRO FORMA (UNAUDITED)

                  FOR THE THREE-MONTHS ENDED OCTOBER 31, 1998
                (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)


                                                             HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                             ----------    -----------    ---------
Net sales..................................................    $5,625           --          5,625
Cost of sales..............................................     3,236           --          3,236
                                                               ------         ----          -----
     GROSS PROFIT..........................................     2,389           --          2,389
Research and development, marketing, administrative and
  general expenses.........................................     1,928                       1,928
                                                               ------         ----          -----
     OPERATING INCOME......................................       461           --            461
                                                               ------         ----          -----
Other income (expense):
  Interest expense.........................................       (57)        (256)(d)       (313)
  Other....................................................         6           --              6
                                                               ------         ----          -----
  Other expense, net.......................................       (51)        (256)          (307)
                                                               ------         ----          -----
EARNINGS BEFORE INCOME TAXES...............................       410         (256)           154
Income taxes...............................................      (192)          95(e)         (97)
                                                               ------         ----          -----
     NET EARNINGS..........................................    $  218         (161)            57
                                                               ======         ====          =====
WEIGHTED AVERAGE NUMBER OF SHARES:
  Basic....................................................    $1,441         (750)           691(f)
  Diluted..................................................     1,481         (751)           730(f)
EARNINGS PER SHARE:
  Basic....................................................    $ 0.15                        0.08
  Diluted..................................................      0.15                        0.08


     See "Explanation Of Pro Forma Adjustments" below.

                      EXPLANATION OF PRO FORMA ADJUSTMENTS
                                  (UNAUDITED)
                       (Dollars and shares in thousands)

     (a) Increase in other assets and current liabilities relating to solicitation agent, accounting and legal fees ($480) incurred in connection with the issuance of debentures.

     (b) Increase in long-term liabilities as a result of the issuance of 12% debentures, discounted using an effective rate of 22%, and related issuance costs, determined as follows:

                                                   OCTOBER 31, 1998    JULY 31, 1998
                                                   ----------------    -------------
Debentures issued upon exchange of outstanding
  common shares..................................       $8,250             8,250
Less: discount...................................       (3,599)           (3,599)
                                                        ------            ------
                                                        $4,651             4,651
                                                        ======            ======

     (c) Decrease in shareholders' equity as a result of exchange of common stock for debentures.

     (d) Increase in interest expense resulting from the issuance of the debentures with a stated interest rate of 12%, discounted using an effective interest rate of 22%, determined as follows:

                                                   OCTOBER 31, 1998    JULY 31, 1998
                                                   ----------------    -------------
Bonds payable, net...............................       $4,651            $4,651
Effective interest rate..........................          22%               22%
                                                        ------            ------
                                                        $1,023            $1,023
Portion of year..................................          25%              100%
                                                        ======            ======
Adjustment to interest expense...................       $  256            $1,023
                                                        ======            ======

     (e) Decrease in income taxes, 37% effective rate, based on pro forma adjustments to earnings before income taxes.

     (f) A reconciliation of the numerator and denominator for the basic and diluted historical and pro forma earnings per share calculation follows:

                                     YEAR ENDED JULY 31, 1998            THREE-MONTHS ENDED OCTOBER 31, 1998
                              --------------------------------------    --------------------------------------
                                 HISTORICAL            PRO FORMA           HISTORICAL            PRO FORMA
                              -----------------    -----------------    -----------------    -----------------
                              BASIC     DILUTED    BASIC     DILUTED    BASIC     DILUTED    BASIC     DILUTED
                              ------    -------    ------    -------    ------    -------    ------    -------
Earnings:
  Net earnings..............  $1,318    $1,318     $  673    $  673     $  218    $  218     $   57    $   57
  Less preferred stock
    dividends...............     (43)      (43)       (43)      (43)        --        --         --        --
  Add interest expense on
    convertible bonds
    payable.................      --        47         --        47         --         4         --         4
  Add amortization of bond
    discount and issuance
    costs...................      --         5         --         5         --         1         --         1
  Income tax effects of
    earnings adjustments....      --       (19)        --       (19)        --        (2)        --        (2)
                              ------    ------     ------    ------     ------    ------     ------    ------
         Total earnings.....  $1,275    $1,308     $  630    $  663     $  218    $  221     $   57    $   60
                              ======    ======     ======    ======     ======    ======     ======    ======
Weighted average shares:
  Outstanding...............   1,425     1,425      1,425     1,425      1,441     1,441      1,441     1,441
  Less pro forma shares
    retired in connection
    with the exchange.......      --        --       (750)     (750)        --        --       (750)     (750)
                              ------    ------     ------    ------     ------    ------     ------    ------
Adjusted....................   1,425     1,425        675       675      1,441     1,441        691       691
Incremental shares from
  assumed:
  Exercise of dilutive stock
    options.................      --        56         --        56         --        17         --        17
  Conversion of convertible
    bonds...................      --        36         --        36         --        23         --        23
                              ------    ------     ------    ------     ------    ------     ------    ------
         Total weighted
           average shares...   1,425     1,517        675       767      1,441     1,481        691       730
                              ======    ======     ======    ======     ======    ======     ======    ======

ACCOUNTING TREATMENT

     We will record the debentures at face value, discounted using an appropriate market rate of interest, with a corresponding decrease in shareholders' equity. Accordingly, no gain or loss will be recognized in connection with the transaction. We will amortize the costs incurred in connection with the issuance of the debentures over the term of the debentures.

HOW OUTSTANDING OPTIONS WILL BE TREATED IN THE EXCHANGE OFFER

     The exchange offer will have no effect on our Qualified and Non-Qualified options.

                        FEDERAL INCOME TAX CONSEQUENCES

THE EXCHANGE OF STOCK FOR DEBENTURES IS A REDEMPTION AND IS A TAXABLE EVENT


     The following summary of the Federal income tax consequences to a shareholder who exchanges his shares for debentures is taken from the opinion of Richard Reichler, Esq., our special tax counsel, and does not restate the opinion in its entirety. A copy of the opinion is filed as an exhibit to the registration statement of which this prospectus is a part. The legal conclusions described below summarize our special tax counsel's opinion regarding the material federal income tax consequences to tendering shareholders in the exchange offer. To obtain a copy of the opinion see "Where You Can Find More Information."


  General


     The exchange offer is a taxable event except in the remote circumstance where the shareholder is not subject to U.S. tax. In general, our issuance of debentures in exchange for shares will be a redemption of those shares for Federal income tax purposes. If the redemption terminates the shareholder's interest or causes a meaningful reduction in that interest, the exchange will be treated in the same manner as a sale of the stock. In the usual case, the shareholder's proceeds in computing his or her tax on such sale will be the market value of the debentures received and the shareholder will recognize capital gain or loss depending on the difference between his or her basis in the stock surrendered and the amount of the proceeds. If the redemption does not qualify to be treated as a sale, receipt of the debenture will be taxed as a dividend. In general, for individual taxpayers, treatment of the exchange of stock as a sale of stock will be subject to lower capital gains tax rates than treatment as a dividend. For corporate taxpayers, the tax rate on dividend treatment will be lower than treatment as a sale of stock. We believe that the market value of the debentures will be below the face amount of the debentures and that, in the usual case, such value should be used in determining the proceeds of the redemption. If the shareholder recognizes income, he or she will owe taxes even though he or she will not receive cash from the transaction to pay these taxes.



     If, as may be the case, the fair market value of the debenture is less than its face amount, the shareholder acquiring the debenture will have income measured by the difference between the fair market value and the face amount. This difference is deemed income under the original issue discount tax rules. Under these rules, the debentureholder will be required to include in income the amount of the original issue discount over the term of the debenture in addition to the cash interest payment he or she receives under the debenture.


  How A Redemption Transaction Will Be Taxed


     How the IRS will treat the exchange for each shareholder will depend upon the facts which are specific to that shareholder's circumstances. The exchange will be treated as either a sale of stock or a dividend.



I. Treatment As A Sale of Stock. There are four tests for treatment as a sale of stock. They are not mutually exclusive -- it is possible to satisfy one or more simultaneously. Moreover, the tests must be applied separately with respect to each shareholder, so that it is possible that a redemption will be treated as a sale to certain shareholders, but not others. Those redemptions which qualify for stock sale treatment are as follows, with each test referring to the redemption's effect on a specific shareholder.


     (1) redemptions that are not essentially equivalent to a dividend;

     (2) redemptions that are substantially disproportionate;

     (3) redemptions that completely terminate the shareholder's equity interest in the corporation; and


     (4) redemptions from non-corporate shareholders in a partial liquidation. Based on the facts in the proposed transaction, the redemption WILL NOT BE A PARTIAL LIQUIDATION.



     Essentially Not Equivalent To A Dividend Test. The Supreme Court, interpreting whether a distribution is essentially not equivalent to a dividend, stated that the basic test is whether the redemption results in "a meaningful reduction of the shareholder's proportionate interest in the corporation." No guidelines were furnished as to when a reduction in interest is meaningful. The only requirement under this rule is that enough of a reduction in the shareholder's stock ownership occur so that his rights and his influence as a shareholder are reduced sufficiently to persuade the IRS or the courts that there has been a meaningful reduction in his stock ownership. Clearly, if you exchange all or substantially all of your stock, your exchange will not be deemed to be equivalent to a dividend and will be treated as a sale of stock.

     Substantially Disproportionate Test. Under the substantially disproportionate test, the redemption will be treated as a sale of your stock if three conditions are satisfied:


     (1) Your percentage ownership of our outstanding voting stock is reduced immediately after the redemption to less than 80% of your percentage interest in our stock immediately before the transaction;

     (2) Your percentage ownership of our outstanding common stock, both voting and non-voting, is reduced to less than 80 percent of your percentage ownership before the redemption. This test is applied immediately before and immediately after the redemption; and

     (3) You own, immediately after the redemption, less than 50 percent of the total combined voting power of all classes of stock entitled to vote.


     The requirements of this rule are mechanical. If the specific percentage reduction is achieved, that shareholder will receive sale treatment, regardless of the tax treatment accorded any other shareholders. In making the determination as to whether the ownership percentages are satisfied, certain attribution rules are applicable. Since we have no outstanding non-voting stock, if you exchange more than 80% of your stock, your exchange will be treated as a sale of your stock.



     Complete Termination Of Shareholder's Interest. A redemption will be treated as a sale of your stock if the redemption is in complete redemption of all of the stock of the corporation owned by the shareholder. Under this test, all of your Thermwood stock must be exchanged.


II. Treatment As A Dividend. If none of the four tests are satisfied, the redemption will be treated as a distribution which is a dividend to the extent of our earnings and profits with any excess amount treated first as a return of capital and, to the extent that any portion of the distribution which is not a dividend exceeds the shareholder's basis in the stock, as gain from the sale or exchange of property.

  Recognition of Income


     Ordinarily, where the redemption qualifies for treatment as a sale of stock, the amount received for the stock is equal to the fair market value of the debenture, rather than its face amount. This general rule applies to both corporate and non-corporate shareholders. A different measurement of amount realized applies to shareholders, individual or corporate, using the accrual method of accounting. Accrual method taxpayers who sell property and receive a debt obligation of the acquirer must take the obligation into account at its face amount rather than at its fair market value. This rule also applies to determine an accrual method shareholder's gain or loss on a redemption of stock where the redemption qualifies for treatment as a sale of stock.



     Our distribution of the debentures in exchange for shares is not eligible for installment sale reporting because our stock is publicly traded. Accordingly, shareholders will be required to report any income from the exchange prior to the receipt of payments of the principal of the debentures.


  Original Issue Discount


     Our debentures are expected to sell at a discount from the amount payable at maturity. This means that the issue price, as determined by the initial trading price of our debentures, will be less than the face amount for each debenture. This difference is called original issue discount. The holder of the debenture is required to include the original issue discount in income over the term of our debenture spread on a yield-to-maturity basis. This means that the holder of our debenture can be expected to have as interest income an amount in excess of the interest paid in cash each year under the debentures.


     The amount of original issue discount will depend upon the issue price. Since the debenture is expected to be publicly traded for Federal income tax purposes, the issue price will be the value of our debenture determined by its initial trading price. In effect, the nearer to the face value the debenture trades at the time it is issued, the less the amount of original issue discount. The lower the initial trading price, the greater the amount of original issue discount.

     The presence of original issue discount may have an impact on the marketability of the debenture, since generally only tax exempt purchasers will be indifferent to the inclusion of imputed interest in income. Moreover, if the amount of original issue discount is significant, the debenture may be subject to treatment as an applicable high yield debt obligation which could require us to defer deduction for certain amounts of original issue discount prior to maturity of the debenture or result in nondeductibility of a portion of the original issue discount. These tax consequences to us would not change the requirement that the holder include original issue discount income as it accrues.

  Capital Gain and Alternative Minimum Tax


     Gain or loss will be recognized by a shareholder in an amount equal to the difference between the amount received in the redemption and the adjusted basis of the common stock surrendered. Provided that the common stock is a capital asset in the hands of such shareholder, the gain or loss, if any, will constitute capital gain or loss. The gain or loss will be long-term capital gain or loss if the shareholder will have held, or be deemed to have held, his or her common stock for more than one year as of the time of the redemption.


     Long-term capital gain for non corporate taxpayers is generally taxed at a maximum rate of 20%. Capital losses are deductible generally only to the extent of capital gains.

     Capital gain and dividends are also included in alternative minimum taxable income, which may be subject to a special minimum tax at a 26% or 28% rate, depending on the taxpayer's alternative minimum taxable income, to the extent the minimum tax exceeds regular tax liabilities. Alternative minimum taxable income is reduced by various exemption amounts, which are phased out above certain levels.


     Special taxation and withholding rules may apply to any shareholder that is a non-resident alien or a foreign corporation. These rules are beyond the scope of this discussion and should be discussed with a personal tax advisor. Shareholders will be required to provide their social security or other taxpayer identification numbers or, in some instances, certain other information, to the exchange agent in connection with the exchange to avoid backup withholding requirements that might otherwise apply. The letter of transmittal will require each shareholder to deliver such information. Failure to provide such information may result in backup withholding.


     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND DOES NOT REFER TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY SPECIFIC SHAREHOLDER. SHAREHOLDERS, PARTICULARLY THOSE WHO HAVE ACQUIRED SHARES OF COMMON STOCK IN COMPENSATION-RELATED TRANSACTIONS, ARE URGED TO CONSULT THEIR TAX ADVISORS.

                DESCRIPTION OF THE DEBENTURES AND THE INDENTURE

GENERAL


     The debentures will be issued under an indenture to be dated as of March 16, 1999, between Thermwood and American Stock Transfer and Trust Company as trustee. The terms of the debentures include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following summary of material provisions of the indenture and the debentures does not restate those documents in their entirety. A copy of the indenture, which includes the debenture, is filed as an exhibit to the registration statement of which this prospectus is a part. To obtain a copy of the indenture see "Where You Can Find More Information."


FACE AMOUNT OF DEBENTURE

     The face amount of each debenture will equal $11.00 times the number of shares that we acquire from the tendering shareholder.

QUARTERLY PAYMENT OF INTEREST AND PAYMENT OF PRINCIPAL AT MATURITY

     We will pay interest on the debentures from the date of their delivery at the rate of 12% per annum. We will make interest payments quarterly on January 1, April 1, July 1 and October 1 of each year, commencing July 1, 1999.

     We will repay the face amount of the debentures 15 years after the date of their issuance, unless the debentures are redeemed prior to their maturity.

     We will make all payments of principal and interest on the debentures at the offices of the trustee in New York City located at 40 Wall Street, New York, New York 10005. However, we may pay interest by check mailed to the holder at the holder's address listed with the trustee in the debenture register.

     We will not withhold interest payments from any investor who provides us with the proper withholding form, either Form W-8 or W-9. If an investor does not provide us with such a form, we will withhold 31% of any interest paid. It is our policy that no sale will be made to anyone refusing to provide a fully executed Form W-8 or Form W-9.

REPAYMENT OF DEBENTURES BEFORE MATURITY

Redemption by Holder's Estate. Upon the death of a debenture holder, the holder's estate may require us to repay a maximum of $50,000 in face amount of and accrued interest on the debentures owned by the deceased holder. This right to require repayment is known as a right of redemption. This right of redemption is limited to the estate of the initial holder. If a holder transfers the debentures, the subsequent holder of the debentures is not entitled to this right of redemption. If spouses are joint record owners of debentures, the election to redeem will apply when either record owner dies. In other cases of debentures jointly held, the election will not apply.

Redemption by Us. We can redeem the debentures at a price of $15.00 for every $11.00 of face value of the debentures during the second year after their issuance. By way of illustration, if you own a debenture with a face amount of $110,000, we can redeem your debenture for $150,000; $110,000 divided by $11.00 multiplied by $15.00. During each subsequent year, the price at which we can redeem the debentures will decrease as follows:

12 MONTH PERIOD                               REDEMPTION PRICE
AFTER THE ISSUANCE                           PER $11.00 OF FACE
OF THE DEBENTURES                            AMOUNT OF DEBENTURE
------------------                           -------------------
Third......................................        $14.70
Fourth.....................................        $14.40
Fifth......................................        $14.10
Sixth......................................        $13.80
Seventh....................................        $13.50
Eight......................................        $13.20
Ninth......................................        $12.90
Tenth......................................        $12.60
Eleventh...................................        $12.30
Twelfth....................................        $12.00
Thirteenth.................................        $11.70
Fourteenth.................................        $11.40
Fifteenth..................................        $11.10

     We may not redeem the debentures within the first year after they have been issued. If we decide to redeem the debentures, we are required to provide the holder with written notice of such intention at least 30 days before we redeem the debentures.

     If we redeem less than all of the outstanding debentures, the trustee will determine which debentures will be redeemed either by pro rating or choosing by lot.

RANKING OF DEBENTURES

     The debentures rank below our senior debt and rank equal with our existing convertible debentures. This means that we are required to make payments of principal, premiums, if any, and interest on our senior debt before we make such payments on the debentures. Senior debt includes indebtedness for money that we borrowed that is outstanding on the day that we execute the indenture and money that we borrow after we execute the indenture, where we borrow the funds from banks or other traditional long-term institutional lenders such as insurance companies and pension funds. Such debts will rank below the debentures only if the note or other document that creates the debt provides that such debt is not senior in right of payment to the debentures. At March 11, 1999, senior debt aggregated $2,196,320.

     We expect that from time to time we will borrow additional funds that will rank senior to the debentures. We are not limited in the amount of additional indebtedness that we can borrow. The more that we borrow, the greater our debt service. If we are unable to meet our debt service and we are required to pay or distribute our assets to creditors due to our dissolution, winding up of affairs, liquidation, bankruptcy or other similar event, we will be required to make all payments due upon all senior debt before we can make payments to the debenture holders or the trustee.

MODIFICATION OF THE INDENTURE

     With the consent of the holders of not less than a majority in principal amount of outstanding debentures, Thermwood and the trustee may modify the indenture by:

     - adding, changing or eliminating any provisions of the indenture; or

     - modifying the rights of the debenture holders under the indenture.

However, no modification may be made without the consent of the debenture holders affected to:

     (a) reduce the amount of debentures whose holders must consent to an amendment;

     (b) reduce the rate of or change the time for payment of interest on any debenture;

     (c) reduce the principal of or change the fixed maturity of any debenture;

     (d) make any debenture payable in money other than that stated in the debenture;

     (e) make any change in the provisions related to waiving past defaults, receiving payments under the debentures or bringing suit to enforce such payments;

     (f) alter the manner in which the indenture may be amended in such a way that it adversely affects the rights of holders; or

     (g) alter the provisions of the indenture so as to adversely affect the junior ranking of the debentures to senior debt.

Thermwood and the trustee do not require the consent of any holders to amend the indenture to:

     - fix any ambiguity, omission, defect or inconsistency;

     - provide for the assumption by a successor corporation of our obligations under the indenture;

     - add guarantees to the debentures;

     - secure the debentures;

     - add to our covenants for the benefit of the holders of the debentures or to surrender any right or power conferred upon us;

     - make any other change that does not adversely affect the rights of any holder of the debentures; or

     - comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

     We are required to mail to all holders a notice briefly describing any amendment to the indenture promptly after the amendment is effected. However, our failure to give such notice to all holders or any defect in such notice will not impair the validity of the amendment.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each of the following constitutes an event of default under the indenture:

     - If we fail to pay interest within 45 days of any interest due date or fail to pay the principal or any premium when due;


     - If we fail to comply with any other obligation in the indenture and such failure continues for at least 60 days after we have received written notice of such failure from the trustee or the holders of at least 25% in face amount of the outstanding debentures; or


     - If we become subject to certain events of bankruptcy, insolvency or reorganization.

     If the trustee knows that an event of default has occurred and has not been rectified, it is required to mail to each debenture holder a notice of the event of default within 90 days after it occurs. However, except for an event of default in the payment of principal or accrued interest on any debenture, the trustee need not send such notice if and for as long as a committee of its trust officers determines that withholding notice is not against the interest of the debenture holders.

     We are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether we know of any event of default that has occurred during the previous year.

     If an event of default occurs and has not been rectified, either the trustee or the holders of 25% of the face amount of the outstanding debentures, by giving us notice, may declare the principal and any accrued interest on the principal of all of the debentures to be due and payable.

     Holders of at least a majority of the face amount of all outstanding debentures may:

     - rescind any acceleration of payment due to an event of default provided that all existing events of default have been cured or waived; and

     - direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any power of trust conferred on the trustee.

     A holder may bring an action to collect any interest or principal under the debenture that has come due but not been paid. A holder's right to institute a proceeding with respect to any other matter under the indenture is limited. A debenture holder may institute such a proceeding only if:

     - he notifies the trustee in writing of a continuing event of default;

     - holders of at least 25% in face amount of the outstanding debentures deliver a written request to the trustee to pursue a remedy;

     - one or more holders provide the trustee with indemnification that the trustee deems satisfactory against any loss, liability or expense;

     - the trustee fails to comply with the request to institute proceedings within 60 days of receiving the request; and

     - the trustee does not receive written instructions that are inconsistent with the request from the holders of at least a majority in face amount of the outstanding debentures during the 60 day period.

COVENANTS OF THERMWOOD

     In the indenture, we agree to abide by certain covenants while the debentures are outstanding. These covenants include our obligation to:

     - pay all interest and principal when due;

     - deliver to the trustee copies of all of our filings with the SEC;

     - certify in writing to the trustee within 120 days after the end of each fiscal year whether we were in default under the indenture and, if so, the status of such default and our efforts to correct it;

     - not declare or pay any cash dividend on outstanding stock or purchase or otherwise acquire any of our stock during any period in which an event of default exists; and

     - refrain from entering into certain transactions with our affiliates, unless our board of directors determines in good faith that the terms of such transactions are at least as good as we could have obtained had we entered into such transactions with non-affiliated persons.

THE TRUSTEE

     American Stock Transfer and Trust Company will be the trustee under the indenture. The trustee is the transfer agent and registrar for our common stock. The trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

     None of our directors, officers, employees or shareholders, acting in such capacities, shall have any liability for any of our obligations under the indenture or the debenture. Each debenture holder waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debentures. Such waiver might not be effective to waive liabilities under the Federal securities laws because it is the view of the SEC that such a waiver is against public policy.

GOVERNING LAW

     The indenture provides that it and the debentures will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

OUTSTANDING CONVERTIBLE DEBENTURES

     In 1993 Thermwood issued 12% junior convertible debentures due February 25, 2003. The terms of the convertible debentures are substantially the same as those of the debentures offered in this exchange offer, except that the convertible debentures are convertible into shares at the rate of one share for $5.00 principal amount of convertible debentures. As of March 11, 1999, there were an aggregate of $113,000 principal amount of convertible debentures issued and outstanding.

     The convertible debentures rank equally with the debentures for purposes of distributions.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes certain historical consolidated financial data which has been derived from our unaudited condensed consolidated financial statements for the quarters ended October 31, 1998 and 1997 and the audited consolidated financial statements for each of the years in the five-year period ended July 31, 1998. Per share numbers and weighted average number of shares have been adjusted to reflect our 1-for-5 reverse stock split which took effect on January 5, 1998. For additional information, see "Consolidated Financial Statements of Thermwood," commencing on page F-1. The pro forma financial information illustrates the effect of the exchange of 750,000 shares for debentures as if this had occurred as of the dates and for the periods listed in the following tables.


     For more detailed information on the pro forma effect of the exchange offer, see the pro forma financial information and the "Explanation Of Pro Forma Adjustments" in "Exchange Offer -- Financial Effect of the Exchange Offer."


SELECTED STATEMENT OF OPERATIONS DATA:
(IN THOUSANDS EXCEPT PER SHARE DATA)


                            QUARTER ENDED OCTOBER 31,                    FISCAL YEAR ENDED JULY 31,
                           ---------------------------   ----------------------------------------------------------
                              PRO                           PRO
                             FORMA                         FORMA
                             1998       1998     1997      1998       1998      1997      1996      1995      1994
                           ---------   ------   ------   ---------   -------   -------   -------   -------   ------
                                    UNAUDITED            UNAUDITED
Net sales................   $5,625     $5,625   $4,805    $21,840    $21,840   $17,779   $12,636   $12,314   $9,985
Gross profit.............    2,389      2,389    2,043      8,842      8,842     6,906     4,925     4,786    3,579
Earnings before income
  taxes..................      154        410      558      1,143      2,166     2,055     1,174     1,140      136
Earnings from continuing
  operations.............       57        218      355        673      1,318     1,236     2,334     2,350      136
Net earnings.............       57        218      355        673      1,318     1,236     2,334     2,350      208
                            ======     ======   ======    =======    =======   =======   =======   =======   ======
Earnings per share:
  Basic..................   $ 0.08     $ 0.15   $ 0.22    $  0.93    $  0.89   $  0.70   $  1.63   $  1.92   $   --
  Diluted................     0.08       0.15     0.21       0.86       0.86      0.69      1.45      1.49       --
                            ======     ======   ======    =======    =======   =======   =======   =======   ======
Weighted average number
  of shares:
  Basic..................      691      1,441    1,409        675      1,425     1,349     1,231     1,030    1,030
  Diluted................      730      1,481    1,535        767      1,517     1,446     1,437     1,451    1,030
Cash dividends declared
  per common share.......       --         --       --         --         --        --        --        --       --


SELECTED BALANCE SHEET DATA:
(IN THOUSANDS EXCEPT PER SHARE DATA)


                                    OCTOBER 31,                                    JULY 31,
                           -----------------------------   --------------------------------------------------------
                              PRO                             PRO
                             FORMA                           FORMA
                             1998       1998      1997       1998       1998      1997      1996     1995     1994
                           ---------   -------   -------   ---------   -------   -------   ------   ------   ------
                                     UNAUDITED             UNAUDITED
Total assets.............   $12,563    $12,083   $11,434    $11,804    $11,324   $11,273   $8,766   $7,527   $5,418
Working capital..........     5,088      5,568     5,454      4,845      5,324     5,080    3,791    2,811    1,706
Long-term obligations....     6,953      2,302     2,750      7,018      2,367       285      709    1,870    1,862
Shareholders' equity.....     1,580      6,231     4,950      1,297      5,948     7,087    6,275    3,437    1,456
Book value per share.....   $  2.27    $  4.31   $  3.49    $  1.90    $  4.16   $  5.06   $ 4.80   $ 3.37   $ 1.41
Ratio of earnings to
  fixed charges..........      1.49       8.03     20.61       1.91       9.73     24.14     9.44     4.53     1.30


     For a discussion of the tax consequences of exchanging shares for debentures, see "Federal Income Tax Consequences."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In this section, we explain the financial condition and results of operations of Thermwood and its subsidiaries for the years ended July 31, 1998 and 1997, and for the three month periods ended October 31, 1998 and 1997. As you read this section, you may find it helpful to refer to our Consolidated Financial Statements at the end of this prospectus and the information contained is the section entitled "Selected Consolidated Financial Data."

FORWARD-LOOKING STATEMENTS

     Certain information contained in this prospectus, including information about:

     - our future financial position;

     - our business strategy;

     - our projected costs and plans;

     - objectives of management for future operations; and

     - anticipated effects of the exchange offer,

are forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus.

RESULTS OF OPERATION

     In this section, we discuss our earnings for the periods indicated and the factors affecting them that resulted in changes from one period to the other.

  Quarter ended October 31, 1998 Compared to Quarter ended October 31, 1997

     Sales

     Revenues during these periods consisted of:

SOURCE                                                   1998    1997
------                                                   ----    ----
Machine Sales..........................................  79.1%   83.3%
Technical Sales........................................  20.9%   16.7%

     Net sales for the quarter ended October 31, 1998 were $5,625,222, an increase of 17% over the quarter ended October 31, 1997. Gross profit for the quarter ended October 31, 1998 was $2,389,388, an increase of 17% over the quarter ended October 31, 1997. These increases were due primarily to increased orders and shipments of product. Backlog decreased from approximately $3,200,000 at October 31, 1997 to $2,521,000 at October 31, 1998. During the quarter ended October 31, 1998, cost of sales as a percentage of net sales was 57.5%, approximately the same as for the quarter ended October 31, 1997.

     Research And Development, Marketing, General And Administrative Expenses

     Research and development, marketing, general and administrative expenses were $1,928,098 during the quarter ended October 31, 1998 compared with $1,468,373 during the quarter ended October 31, 1997. These expenses were the primary reason for the reduced operating profit of $461,290 compared to $574,479 for the same period in fiscal year 1998. The 31% increase in these expenses resulted in a 20% decrease in operating profit. Research and development, marketing, general and administrative expenses were 34% of net sales for the quarter ended October 31, 1998 compared to 31% for the same period of fiscal year 1998.

     These expenses were composed of the following:

                                                    PERCENTAGE
EXPENSE                                             OF INCREASE
-------                                             -----------
European Operations...............................      35%
Research and Development..........................      16%
Marketing.........................................      41%
General and Administrative........................       8%

European Operations. Expenses related to European operations were $341,000 in the quarter ended October 31, 1998 compared to $182,000 in the quarter ended October 31, 1997. This $159,000 increase was due primarily to increased marketing efforts and the hiring of additional personnel.

Research and Development Expenses. Research and development expenses were $156,000 in the quarter ended October 31, 1998 compared to $81,000 in the quarter ended October 31, 1997. This $75,000 increase was due primarily to increased salaries and benefits and the purchase of experimental parts and supplies.

Marketing Expenses. Marketing expenses were $739,000 in the quarter ended October 31, 1998 compared to $550,000 in the quarter ended October 31, 1997. This $189,000 increase was due primarily to trade show expenses and advertising costs.

General and Administrative Expenses. General and Administrative expenses were $692,000 in the quarter ended October 31, 1998 compared to $655,000 in the quarter ended October 31, 1997. This $37,000 increase was due primarily to increased legal and professional fees incurred by us with regard to the attempted reverse stock split.

     Interest Expense


     Interest expense in the quarter ended October 31, 1998 was $56,921, an increase of approximately $31,000 from the quarter ended October 31, 1997. This increase was due to interest on a $3.5 million line of credit from DuBois County Bank. We used a major portion of the proceeds from this line of credit to repurchase preferred stock in the amount of $2,546,320 from Edgar Mulzer, a director and principal shareholder of Thermwood. The credit line is discussed in more detail below in "Liquidity and Capital Resources" and the transactions with Mr. Mulzer are discussed in more detail below in "Certain Relationships and Related Transactions -- Transactions with Edgar Mulzer."


     Operating Income

     Earnings from continuing operations before income taxes in the quarter ended October 31, 1998 were $410,721 compared to $557,665 in the quarter ended October 31, 1997, a decrease of approximately 26%. Federal income taxes were accrued in the amount of $192,026. Accrued taxes lowered earnings to a net of $218,695 compared to $355,039 in the quarter ended October 31, 1997.

  Fiscal Year ended July 31, 1998 Compared to Fiscal Year ended July 31, 1997

     Sales

     Revenues during these periods consisted of:

SOURCE                                                   1998    1997
------                                                   ----    ----
Machine Sales..........................................  81.3%   81.8%
Technical Sales........................................  18.7%   18.2%

     Net sales for fiscal year 1998 were $21,839,529, an increase of 23% from fiscal year 1997. This increase was due primarily to increased orders and shipments of product and a full year of European sales. European sales for fiscal year 1998, the first full year of European operations, were $1,734,716 or approximately 8% of total gross sales. Backlog decreased approximately 25.8% from $4,080,000 at July 31, 1997 to $3,029,000 at

July 31, 1998 due to a reduction in orders. Management attributes the decreased level of orders at July 31, 1998 to a slowdown in capital purchasing because of a slower economy.

     Gross profit for fiscal year 1998 was $8,841,623. The percentage of current year gross profit to net sales increased from 38.8% in fiscal year 1997 to 40.5% in fiscal year 1998. Gross profit for the European operations for fiscal year 1998 was $695,121 compared to $374,021 for fiscal year 1997. The percentage of current year gross European profit to net sales increased from 36.1% in fiscal year 1997 to 40.1% in fiscal year 1998. For fiscal year 1998, gross profit was positively affected by the continued use of more efficient production methods, including in-house fabrication of components previously purchased outside Thermwood. Improved efficiency also was attributed to an addition to the production facility of approximately 20,000 square feet, allowing better production flows, methods and processes including the purchasing and storage of larger quantities of steel for fabrication at the Dale facility.

     Research And Development, Marketing, General And Administrative Expenses

     Research and development, marketing and general and administrative expenses were $6,413,160 in fiscal year 1998, compared to $4,794,563 in fiscal year 1997, an increase of approximately 33.8%.

     These expenses were composed of the following:

                                                    PERCENTAGE
EXPENSE                                             OF INCREASE
-------                                             -----------
European Operations.............................       29.8%
Research and Development........................        6.2%
Marketing.......................................       15.0%
General and Administrative......................       49.0%

European Operations. A major portion of increased expenses was attributable to European operations which commenced in fiscal year 1997. These expenses amounted to $1,052,000, or 16% of total expenses in fiscal year 1998 compared to $570,000, or approximately 12% of total expenses in fiscal year 1997. Approximately $100,000 of the European expense was due to the operations of an office in Vienna which management closed in September 1998.

Research and Development Expenses. Research and development expenses were $314,000 in fiscal year 1998 compared to $216,000 in fiscal year 1997. This $98,000 increase was due primarily to increased salaries and benefits and experimental parts and supplies.

Marketing Expenses. Marketing expenses were $1,443,910 in fiscal year 1998 compared to $1,200,910 in fiscal year 1997. Almost 49% of this $243,000 increase was due to expenses related to our printing of ads, brochures and catalogs. Approximately 23% of the increase was due to increased advertising expenses and the balance of the increase was split primarily between increased telephone and show expenses.

Administrative Expenses. Administrative expenses were $3,603,250 in fiscal year 1998 compared to $2,807,653 in fiscal year 1997. Approximately 61.4% of this $796,000 increase was due to increases in personnel, salaries, bonuses and related benefits and taxes.

     Interest Expense


     Interest expense for fiscal year 1998 was $231,747, an increase of $156,061 from 1997. This increase is due to interest on a $3.5 million line of credit from DuBois County Bank. We used a major portion of the proceeds from this line of credit to repurchase preferred stock in the amount of $2,546,320. This credit line is discussed in more detail below in "-- Liquidity and Capital Resources."


     Operating Income

     Operating income for fiscal year 1998 was $2,428,463 compared to operating income of $2,111,353 in 1997. The increase in operating income in 1998 over 1997 resulted primarily from increased sales. The

European operations had an operating loss of $356,644 for fiscal year 1998 compared to $195,971 for 1997. Fiscal year 1998 net earnings were $1,317,886, compared to net earnings of $1,235,824 in 1997. Income tax expense for fiscal year 1998 was $848,000 compared to $819,000 for fiscal year 1997.

     We have income tax net operating loss carryforwards of approximately $529,000, which expire in the years 2008 and 2009. In addition, we have other tax credits of lesser value which appear in Note I to our Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     At October 31, 1998, our working capital was $5,567,615, as compared to $5,324,458 at July 31, 1998 and $5,080,310 at July 31, 1997. The increase in working capital from July 31, 1998 to October 31, 1998 was due to cash generated from operations. Backlog at October 31, 1998 was approximately $2,521,000 or $500,000 lower than the $3,029,000 backlog at July 31, 1998.

     At July 31, 1998, inventories had increased approximately $800,000 as compared to July 31, 1997, due to increased in-house processing of components; however, accounts receivable decreased from July 31, 1997 primarily due to lower sales in July 1998 compared to July 1997. Cash also decreased approximately $400,000 and was used primarily to pay accounts payable and other liabilities.

     We had a positive cash flow from operating activities for the 1998 fiscal year in the amount of $1,222,952. Net earnings of $1,317,886, along with the add back of other non-cash expenses such as depreciation and amortization of $368,261, and a decrease in accounts receivable contributed to a positive cash flow for the 1998 year. However, an increase in inventories and payments of accounts payable and other liabilities used cash resources. During the first quarter of 1999, we had positive cash flow of $149,981. Net earnings of $218,695 plus depreciation and amortization of $103,570 contributed to the positive cash flow for the quarter. Cash used by operating activities during this quarter increased by $373,098 for increases in accounts receivable and $271,803 for increases in inventories.

     During the 1998 fiscal year, our investing activities consisted primarily of a 20,000 square foot addition to the production area and additional machinery purchased to increase efficiency and capacity. Expenditures for fixed assets during the first quarter of fiscal 1999 consisted of normal replacements and purchases of labor-saving equipment for production. We anticipate that expenditures for the remainder of the 1999 fiscal year will be consistent with expenditures during the first quarter of fiscal 1999.

     Shareholders' equity increased from $5,948,100 at July 31, 1998 to $6,230,910 at October 31, 1998. A total of 13,600 shares of common stock at a price of $5.00 per share were converted from the outstanding convertible debentures during the quarter ended October 31, 1998 for an increase to shareholders' equity in the amount of $63,758, net of discount and issuance costs. During fiscal years 1998 and 1997, respectively, a total of 24,000 and 92,400 shares at a price of $5 per share were converted from the outstanding convertible debentures to increase shareholders' equity by $108,351 and $408,881, net of discount and issuance costs.

     During fiscal year 1998, cash flows from financing activities included $43,255 for dividend payments on preferred stock and redemption of $2,546,320 of preferred stock.


     We have a $3,500,000 revolving secured line of credit with DuBois County Bank that expires on January 1, 2000. We entered into this line of credit in October 1997 and used proceeds from this line to redeem our preferred stock from Edgar Mulzer. For a description of this transaction, see "Certain Relationships and Related Transactions -- Transactions with Edgar Mulzer." The outstanding balance on this credit line bears interest at a variable rate equal to the money market prime index. Interest is payable monthly. Principal and all unpaid and accrued interest is due and payable on January 1, 2000. We anticipate, but cannot assure, that, at the end of the term, we will enter into a new credit line with the bank and transfer any outstanding loan balance to the new credit line. The credit line is secured by our assets. In the event of a default, as defined in the credit line, the bank has the right to accelerate payments under the credit line and take possession and sell the collateral. Events of default under the credit line include:

     - our failure to make any payments under the line when due;

     - our failure to comply with conditions in the line;

     - false or misleading representations by us in the line;

     - our insolvency or certain other events related to insolvency or bankruptcy; and

     - materially adverse changes in our financial condition.

As of March 11, 1999, our outstanding principal balance under the credit line was approximately $2,196,320.

ASSESSMENT OF THE ADEQUACY OF OUR CAPITAL RESOURCES


     If sales and backlog continue at the present rate, there could be significant decreases in working capital over the next 12 months. Although we are in the process of completing our financial statements for the second quarter of fiscal year 1999, we have noticed a general slow down. We cannot predict whether this slow down will continue. At January 1, 1999, inventory had decreased by approximately $400,000 from July 31, 1998. However, accounts payable had increased by approximately $400,000, primarily due to slower payments made on accounts. While this results in an $800,000 increase to cash flow, there is an $800,000 decrease in working capital. Additional interest as a result of the issuance of the debentures would result in an extra $156,000, net of 37% tax rate, decrease in cash flow and working capital per quarter -- $600,000 per year.


     We believe that we will be able to meet our cash flow requirements, including debt service on the debentures, if our operations continue at current levels. However, in the event that there is a downturn in our business, we believe that we will be able to meet our needs by taking one or more of the following measures:

     - decreasing the amount of funds allocated to research and development;

     - cutting back on our European operations; or

     - lowering management compensation in accordance with our bonus compensation program, pursuant to which a major component of management compensation is directly a function of how well we do.

     If one or more of these measures was insufficient, we would seek to borrow additional funds or raise capital through the sale of additional equity or debt securities.

EFFECTS OF THE EXCHANGE OFFER

     Assuming we acquire 750,000 shares and issue approximately $8,250,000 aggregate face amount of debentures, on a pro forma basis as of October 31, 1998, we would realize increases in current liabilities of approximately $480,000 and in long-term liabilities of approximately $4,651,000, due to the issuance of the debentures. This estimate assumes a discounted effective interest rate of 22% rather than the stated 12% interest rate and the related increase in accrued expenses, net of income taxes. Shareholders' equity would decrease by approximately $4,651,000 and the per share book value would decrease from $4.31 per share to approximately $2.27 per share. Interest expense for the quarter ended October 31, 1998 would increase by approximately $256,000 and net earnings would decrease by approximately $161,000.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June of 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards, No. 130, Reporting Comprehensive Income, and No. 131, Disclosures About Segments of an Enterprise and Related Information, effective for years beginning after December 15, 1997. In February 1998, FASB issued Statement of Financial Accounting Standards, No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, effective for years beginning after December 15, 1997. FAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. FAS 131 establishes standards for reporting information about operating segments and the methods by which such segments were determined. FAS 132 establishes standards for reporting disclosures about pensions and postretirement benefit plans.

     In August 1998, we adopted FAS 130, FAS 131 and FAS 132; however, the adoption has not had a material effect on our consolidated financial statements.

YEAR 2000 ISSUES.

     Our failure to adequately prepare our computers and software to be year 2000 compliant could disrupt our business and materially and adversely affect our operations. Many currently installed computer systems and software products use two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to track inventory, issue purchase orders, write checks or engage in similar normal business activities.


     During the fiscal year ended July 31, 1998, we began a risk evaluation of potential year 2000 issues and formed a year 2000 Committee which consists of the Chief Executive Officer, Vice-President of Engineering, Information Systems Manager and two other employees. The committee's purpose is to assess all risks, analyze current systems, including all information technology and non-information technology systems, coordinate upgrades and replacements and report the current and projected status of all known year 2000 compliance issues.



     During the assessment phase, we identified computer-related systems and software vendors with potential year 2000 problems. In the first quarter of fiscal 1999, we began corresponding with the vendors that had not supplied year 2000 statements, requesting the year 2000 compliance status of their products. Responses received to date from vendors have not indicated any year 2000 problems. We know of alternative vendors should our current vendors fail to perform due to year 2000 problems; however, use of some of these vendors would be inconvenient and could be costly. Moreover, we have not contacted these alternate vendors to determine whether they are year 2000 compliant.


     As a precaution, we plan to stock up additional inventory from our non-U.S. vendors prior to the beginning of the year 2000.


     We know of one mission-critical system, the inventory shop floor control software, that is not year 2000 compliant. This software tracks incoming orders, inventory levels, material requirements planning, shop floor control, labor tracking, shipping and administrative an financial tracking functions. Although, this system has a year 2000 certified replacement product, implementation of this replacement product would require us to re-input all current data. As a result, we have decided to purchase a different system that is year 2000 compliant and, in our judgment, superior to the current system we are using. We anticipate that the new system will arrive during March 1999, at which time we will begin to input current data. We are currently installing upgrades to the non-mission critical systems and should complete the upgrades by the beginning of July 1999.



     We estimate that the replacement or remedial costs for our year 2000 compliance issues will be less than $150,000 and will consist of software and hardware upgrades that include new features which are combined with year 2000 corrections. These costs will be expensed as incurred or capitalized and depreciated, as appropriate.



     We have tested the machine control systems and related computer software, which we sell and we believe that such equipment is year 2000 compliant.



     We estimate that the worst case year 2000 issue scenario would occur if the new inventory shop floor control software is not year 2000 compliant. In such an event, we would revert to manual methods of tracking inventory and purchasing raw materials while we looked to alternative vendors. We believe that there are a number of alternate vendors that claim to have year 2000 compliant software. We feel that we could implement this contingency plan within a short period of time. However, until such time as this contingency plan took effect, our ability to manufacture might be materially disrupted due to administrative delays or, possibly, lack of raw materials. A return to manual methods would require us to hire additional staff and would result in:

     - increased administrative expense; and

     - higher raw materials inventory levels that would be needed to assure that we have sufficient raw materials to avoid disruption of production.

                                    BUSINESS

GENERAL

     We manufacture computer-based systems and equipment for the woodworking and plastics industries. We have developed and produce, market and service the following systems and equipment:

     - computer-controlled routing machines that perform high speed machining, trimming and routing functions on wood, plastic and certain non-ferrous metals;


     - wood carving computer-controlled routing systems; and


     - products that support the above machines including programming software and hardware, training tapes, tooling, fixtures and other consumable items.


     Our industrial products perform certain production functions or automate specific tasks accomplished in factories. These products are used in a variety of manufacturing operations. For instance, the computer-controlled routing machines are primarily employed to cut or machine materials such as wood, plastic and non-ferrous metal into final shape. The wood carving computer-controlled routing systems carve wood components such as chair legs and bed posts used in furniture manufacturing.


INDUSTRY BACKGROUND

  Flexible Automation

     Prior to the availability of microprocessor-based machinery control systems, there were only two alternatives to automating the industrial process: a manual operation using humans to manipulate tools; or hard automation employing dedicated automatic machinery. High initial cost and limited flexibility have made hard automation suitable only for applications involving large volumes of identical parts. Smaller volumes of parts were traditionally produced by using human labor, hand tools or machine tools operated manually.

     In today's marketplace, competitive pressures demand a greater variety of products. Due to demographic and economic factors, neither hard automation nor manual labor appears to be a feasible means of meeting this manufacturing requirement.

     The gap between hard automation and manual labor is currently being filled by a variety of flexible automation equipment. This equipment is often better suited to small and medium volumes of parts and is usually designed to perform a number of tasks utilizing the same computer-controlled machine.

     Flexible automation equipment is manufactured in a variety of forms and addresses a number of applications. Specific markets have developed for certain classes of equipment with a number of vendors offering products in each of these niche markets. Many vendors, including Thermwood, build products that service several of the markets.

     Flexible automation equipment is more economically feasible during times when increased production capacity is required or when older, obsolete or otherwise less competitive equipment is being replaced. Accordingly, demand for this equipment usually increases during periods of economic growth and decreases during periods of economic recession.

PRODUCTS

  Computer-Controlled Routers

     Our computer-controlled routers are high-speed computer controlled, fully automatic machining centers. These centers are designed to perform a variety of tasks such as

     - routing and shaping wood parts,

     - trimming of three dimensional plastic parts,

     - machining of aluminum honeycomb,

     - drilling and high speed machining of aluminum both vertically and horizontally,

     - mortising, which is cutting square holes in furniture, and

     - sawing and squaring, which is cutting inside square corners.

They generally operate over larger table areas and at higher speeds than do conventional machine tools but cannot machine the heavy materials and large cross sections that standard metalworking machine tools are capable of doing.

     These systems utilize our proprietary SuperControl system and consist of one or more high speed cutting, drilling or machining heads and related tooling which move around a table under computer control to perform programmed operations. There are two basic types of systems; one where the table is fixed and the cutting heads move both left and right and back and forth, and the other where the table moves back and forth and the cutting heads move only left and right. Both systems permit the heads to reach all points on the table. Cutting is accomplished by metal bits, drills and blades. Additional motions or axes, which permit the head to both pivot and rotate, can be installed, thereby making three-dimensional cuts. Multiple and varying cutting and drilling heads can be added, allowing a number of different machining operations to be accomplished in a single cycle or multiple parts to be machined simultaneously.


     Currently, we market six standard computer-controlled router systems of varying sizes and capabilities that are generally offered as standard designs. Because a number of table sizes, configurations, tooling and other options are available, most of these designs are combinations of standard components rather than totally new designs.


     The computer-controlled router systems are utilized principally in the woodworking, plastics, boating and automotive industries. Current prices to end users range from approximately $39,000 to over $200,000 per system. The average price of a standard system is approximately $100,000. Sales of the computer-controlled router systems were approximately 79% of our total net sales in fiscal year 1998.

Robotics Systems

     During fiscal year 1996, we developed a wood carving routing system which has replaced the older Wood Carving Robot. The new system uses automatic tracers to create the carving program, eliminating the need for an experienced wood carver. In addition, the new system is faster and automatically changes tools. The old system required manual changing and adjustment of tools. Retail prices for the wood carving router are approximately $150,000. Sales of the new system were approximately 3% of total net sales for the 1998 fiscal year.

  Probe

     During fiscal year ended July 31, 1996, we introduced a new five-axis probe system which significantly reduces the time required to program machining of three-dimensional plastic parts. We have obtained patents involving the technology underlying this new probe system. This product is also being offered for use on machines built by our competitors, provided their control systems are upgraded to our 91000 SuperControl. The probe sells for approximately $15,000. During fiscal 1998, we sold 63 probe units, most of which were sold in a package of products rather than as a separate item. The average sales price for a probe is $15,000. If the probes had been sold separately, probe sales would have totaled approximately $945,000, or 4% of net sales.

  Tooling

     During fiscal year 1997, we introduced new tooling for our woodworking line of computer-controlled routers. This new tooling includes a low-cost piggyback router and a low-cost 8-position turret. These products are priced at approximately $5,000 for the piggyback router and $12,000 for the turret. Sales of these products, inclusive of tooling sold in a package of products, in fiscal year 1998 were approximately $570,000 or

2.6% of net sales. We hope that these new offerings will allow our machines to penetrate new markets, however, no assurance to this effect can be given.

  SuperControl Systems

     We design and manufacture our own computer-controlled systems that we use for sale with our own automated industrial equipment. We currently manufacture and sell version 91000 of the SuperControl computer-controlled system. The SuperControl computer-controlled system operates the various movements of the equipment in response to programs developed by the operator.

  Marketing

     The market for computer-controlled routers can be divided into a large number of applications in a variety of industries. We seek to produce industrial products that address specific applications in a variety of industries. We also attempt to provide standard systems that require little or no engineering input from the end user. These systems are designed for easy installation, programming and use and may be operated and maintained by existing plant personnel without extensive training or technical background.

     Our systems are currently designed to operate at higher quality and reliability levels than earlier versions of these products. In addition, we strive to support these systems with improved technical services and assistance. Although our marketing strategy has involved emphasis on small to medium-sized companies, we also have received orders from larger companies.

     We generally sell our products through the assistance of dealer networks established throughout North America and Europe. Dealers assist us in making sales and are paid on a commission basis for this service. Commissions generally range from 15% to 20% of our published retail prices. As of March 11, 1999 we had 15 authorized dealers marketing our industrial products. We usually require each dealer to execute a non-exclusive written agreement. A dealer is required to sell one machine within each six-month period in order to retain its dealership. Most dealers concentrate their sales efforts in specific geographical areas and in particular industries such as woodworking or plastics, and sell only one of our product lines. However, some market and sell products to more than one industry and sell both the computer-controlled router systems and our line of wood carving routers.

     One dealer, Automation Associates Incorporated, accounted for approximately 21% of our sales for the fiscal year ended July 31, 1998. See "Certain Relationships and Related Transactions" for information relating to our agreement with Automation Associates Incorporated, a corporation owned by Kenneth and Linda Susnjara, two of our executive officers, directors and principal shareholders. This dealer sold to 39 different customers, none of which accounted for 10% or more of our sales in the fiscal year ended July 31, 1998. Automation Associates Incorporated sold to seven customers for a total of 13% of our sales during the first quarter of fiscal 1999.

     One other dealer, CNC Automation, accounted for approximately 11% of our business during the 1998 fiscal year. This dealer sold to 19 different customers, none of which accounted for 10% or more of our sales in the fiscal year ended July 31, 1998. No other dealer accounted for 10% or more of our business for the fiscal year. The loss of any large dealer could have a materially adverse effect on our business. Three dealers accounted for more than 10% each of our sales during the quarter ended October 31, 1998. CNC Automation accounted for 15% of our business during this quarter while Index, Inc. and Programmed Productivity, Inc. each accounted for 16% of our sales. CNC Automation sold seven machines, Index sold five and Programmed Productivity sold eight machines during this time.

     We have a wholly-owned subsidiary, Carolina CNC, Inc., a North Carolina corporation, which conducts sales in the southeastern region of the United States.

     We also have a wholly-owned subsidiary, Thermwood (Europe) Limited, a United Kingdom company, which operates a sales office in England for conducting sales to the European Community. We had an office in Vienna which we closed in September 1998. During the 1998 fiscal year, we had an operating loss of

$356,644 in connection with our European operations. Neither of the foreign sales offices generated a profit. Sales of machines and services in fiscal year 1998 were approximately $1,735,000, or 8% of total sales.

     Typically, we seek to develop sales leads through advertising in trade magazines and product exhibitions at selected trade shows. We then furnish such leads to dealers in the geographic area where the potential customer is located. We also supply the dealers with promotional materials and sales aids, including product literature, a dealer's manual, news letters, press releases and advertising, technical briefs, sales incentive programs and video tapes of product demonstrations. We assist our dealers by providing training for them and their customers. We encourage trainees and potential customers to visit our manufacturing facilities where we maintain areas and machinery to demonstrate the operation and use of our products.

TECHNICAL SERVICES

     We believe that providing extensive and ongoing technical services to customers is essential for the success of small and medium-sized companies. Accordingly, we offer a variety of technical services through our Technical Services Division. These services include training, installation assistance, preventive maintenance and upgrading and enhancement of installed products as technology advances. Technical services are marketed to current customers as well as to companies that purchase our equipment in the used market. Sales and service by the Technical Services Division in fiscal year 1998 and the first quarter of fiscal year 1999 accounted for approximately 19% and 21%, respectively, of total sales. A toll-free service line is maintained for the use of all owners of our equipment.

     The Technical Services Division offers customers an Advanced Support Program for our computer-controlled routers. Under this program, in exchange for a monthly fee, customers receive an ongoing labor warranty, a 20% discount on spare parts and upgrades, an ongoing material warranty on control system components and annual software updates. As of March 11, 1999, there were 15 customers participating in this program. We have incurred no significant expenses or problems in servicing our products.

PRODUCT DEVELOPMENT

     Much of our product development effort during the last two years has been directed toward developing a variety of cutting and machining heads for use on our computer-controlled router line of equipment. Cutting and machining heads are rotating motors that drive different types of tools, bits and blades that machine and cut the products. By broadening the capability of the equipment, we hope to increase the size of our market. In addition, we have an ongoing program to reduce the manufacturing costs of or products and pass these reductions on to customers in the form of price decreases.

     Our entire computer-controlled router line now has the capability of performing three-dimensional woodcarving. The resulting system produces carved wood components at a three to ten times faster production rate than our previously marketed carving robot product. Sales of the three-dimensional carving robot in fiscal year ended July 31, 1998 amounted to approximately $540,000 or 3% of machine sales. Sales of the three-dimensional carving robot amounted to approximately $333,000 or 7% of machine sales during the first quarter of fiscal 1999.

     We have continued development on our 91000 SuperControl, an updated version of the computer-controlled control systems formerly used on our equipment. We have completed the basic system development and are now selling and shipping this control on our equipment. Current efforts are being directed toward adding certain high-end features and capabilities, including:

     - a service guide, which keeps track of the operation of the machines and notifies the user when maintenance is required;


     - a manual with a searchmode which allows the user to quickly find information on any subject;


     - maintenance videos; and

     - a VHS player and a close up camera to permit customers to record their set up and operations.

     In the first quarter of fiscal 1999, we added a four foot by eight foot table version of our Model 40 computer-controlled router. The Model 40 is a single moving table, low cost system. The new table size offers customers that require a longer table a lower cost alternative to either our Model 53, a single fixed table computer-controlled router, or certain competitive machines. We also added a single five foot by ten foot table version of our Model 42 router, which normally has two five foot by five foot tables.



     We are conducting ongoing research to improve the speed at which the machines operate and the quality of the products that it makes.



     At a trade show in August 1998, we introduced the woodworking industry to the concept of manufacturing an entire piece of furniture using a single machine. Although this concept generated strong interest, we have yet to sell a system for this application. We believe that it may require several years for this concept to become accepted, if ever.


CUSTOMERS

     Although we have sold our industrial products to large corporations which have annual sales approximating or exceeding $1 billion, our primary customer base is composed of small to medium-sized manufacturers that have annual sales ranging from approximately $10 million to approximately $500 million located throughout the United States. No customer accounted for more than 10% of our sales in the fiscal year ended July 31, 1998 or the first quarter of fiscal 1999.

     We generally require a purchaser of industrial products to pay 30% of the sales price when placing the order, an additional 40% prior to shipment and the balance within 30 days after date of invoice. Charges for technical services and spare parts are due within 30 days after billing.


     We offer our customers a limited warranty of one year for parts and labor. Under the warranty, the customer must pay travel costs and expenses for labor. As described above, we also offers an Advanced Support Program for our products. We also provide training and installation services. See "-- Technical Services" above.


BACKLOG

     As of July 31, 1998, our backlog was approximately $3,029,000 compared with a backlog of $4,080,000 as of July 31, 1997. Substantially all of this backlog was manufactured and delivered prior to January 31, 1999. Backlog at October 31, 1998 was $2,521,000, a decrease of approximately $500,000 from July 31, 1998.

     Backlog figures generally include only written orders from customers which we believe are firm and will be shipped within eight to 12 weeks. Approximately 90% of the backlog is covered by down payments from customers ranging from 25% to 30%. On orders where down payments have not been required, we have obtained irrevocable letters of credit for payment upon proof of shipment.

     Because of the possibility of customer changes in delivery schedules or cancellation of orders, our backlog as of any particular date may not be indicative of actual revenues for any subsequent period.

MANUFACTURING AND PRODUCTION


     We maintain our manufacturing facilities in Dale, Indiana. See "-- Property and Facilities" below. We manufacture our products on a batch rather than a continuous flow or conventional production line basis. Except for demonstration models, we generally do not manufacture products without a purchase order although, in order to expedite the manufacturing process, certain basic parts of machines may be fabricated before purchase orders are received. The major portion of inventory is purchased to satisfy specific customer orders with the balance acquired from one to four months in advance of projected orders.


     We design, develop and engineer all of our industrial products. Components contained in these products are either purchased from outside suppliers or fabricated by our personnel. We fabricate such components as computer-based electronic control systems and the steel structure of the computer-controlled router systems.

Where possible, we utilize our computer-controlled router systems and 91000 Control systems operating conventional metalworking machine tools to fabricate components.

     During fiscal year 1997, we purchased two used pieces of equipment which we retrofitted with the 91000 Control system for use in fabricating components which were previously custom made for us. These purchases saved us approximately $250,000 during fiscal year 1998 in labor and material costs.

     We purchase raw materials from third party sources. Most raw materials and components, including those that are custom made for us, are either purchased or available from several sources. One supplier accounted for approximately 19% of total components purchased by us for the fiscal year ended July 31, 1998. The materials purchased from this supplier are available from several other sources. There has been no material change during the first quarter of fiscal year 1999. The raw materials purchased from the above mentioned supplier are expected to continue at approximately the same rate for the 1999 fiscal year, and purchases made during the first quarter were consistent with the 1998 numbers.

COMPETITION

     There are many manufacturers of computer-controlled routers in the United States and abroad, particularly in Japan and Europe. A number of these manufacturers are larger, better financed and have more resources than Thermwood.

     Our primary competitors in the high speed machining market include a number of major domestic, Japanese and European firms such as Shoda Iron Works, Heian, Shinks Machinery Works, Accurouter, Motionmaster and Komo Machine. In addition, there are a large number of companies offering routing equipment, and it is our opinion that the market cannot support all of them. We believe, however, that our ability to offer products that perform a variety of functions and sell at low prices provides us with a competitive advantage.

     Competition in computer-controlled routers is based upon real and perceived differences in equipment features, price, performance, reliability, service, marketing, financial strength and product development capability. We may be at a competitive disadvantage with those manufacturers that offer a broader line of equipment or related supplies.

RESEARCH AND DEVELOPMENT


     We plan to continue our research and development efforts primarily directed toward the improvement of existing products, development of new products or product enhancements and reduction in manufacturing costs. We utilize a variety of sources in our research and development efforts, including employees, vendor-engineering staffs, contract employees who are retained solely for specific projects, consultants and independent design firms. See "-- Product Development" above for information relating to our current development efforts.


     We have spent the following amounts on research and development during the periods indicated:

Fiscal ended July 31, 1998......................    $314,000
Fiscal ended July 31, 1997......................    $216,000
Quarter ended October 31, 1998..................    $155,676
Quarter ended October 31, 1997..................    $ 81,060

     There was no customer-sponsored research and development during the 1998 fiscal year. We believe that expenditures need to be increased for us to maintain a competitive position in the immediate future. To this end, research and development expenditures increased by approximately 45% from fiscal year 1997 to fiscal year 1998, and by approximately 92% from the first quarter of fiscal year 1998 to the first quarter of fiscal year 1999. However, we eventually may be at a competitive disadvantage with respect to firms that spend significantly more on research and development efforts than we do.

PATENTS, TRADE SECRETS AND TRADEMARKS

     We currently hold 25 domestic patents which expire at various times between 2000 and 2016 and have applications pending in the United States for 14 additional patents. There is no assurance that any additional patents will be granted. We do not believe that major reliance can be placed on patents for the protection of our products although patent protection for our newly developed products is increasing. Similarly, we do not believe that the loss of our patents would have a materially adverse effect on our business.

     We rely primarily upon trade secret laws, internal non-disclosure safeguards and restrictions incorporated into our dealership, sales, employment and other agreements to protect our proprietary property and information. In addition, we have proprietary rights arrangements with our employees that provide for the disclosure and assignment by any of our employees of any discovery, invention or improvement relating to our business. While we are unaware of any breach of our security, competitors may develop similar products outside the protection of any measures that we take. In addition, policing unauthorized use of our technology, particularly in foreign countries, may be difficult. We have been unsuccessful in prosecuting two claims in the United States for what we believed were prospective unauthorized use of proprietary rights. We have not been involved in any claims concerning patent infringement.

     We market our products under various trademarks, including THERMWOOD, CARTESIAN 5, 91000 SUPERCONTROL, ROUTER ART and PANEL-CAD. We have three trademark registrations and one application for registration in the United States. We also have two foreign trademark registrations and applications for seven foreign registrations.

EMPLOYEES

     As of March 11, 1999, we had approximately 139 full time employees, of whom 76 were engaged in manufacturing, 16 in marketing, 14 in administration, ten in engineering, seven in research and development, and 16 in technical services. None of our employees is a member of any union or collective bargaining organization. We consider our relationship with our employees to be satisfactory.


     Designing and manufacturing our industrial equipment requires substantial technical capabilities in many varied disciplines ranging from mechanics and computer sciences to mathematics. Although we believe that the capability and experience of our technical staff compare favorably with other similar manufacturers, there is no assurance that we can retain existing employees or attract and hire the type of skilled employees we may need in the future.


PROPERTIES

     Our manufacturing facilities and executive offices are located in a 100,000 square foot building in Dale, Indiana which had been leased from Edgar Mulzer, a director and major shareholder of Thermwood. In November 1993, we entered into an agreement with Mr. Mulzer to convert the obligation under the lease, as well as other long-term debt amounts owed to Mr. Mulzer, into shares of our series A preferred stock. In fiscal year 1998, we repurchased the preferred stock with proceeds from a line of credit from a bank resulting in transfer of ownership of the land and building to Thermwood. This line of credit also made it possible to increase the original approximately 75,000 square feet of the building to the current 100,000 square feet. We believe that these facilities are in good condition and adequately satisfy our current requirements. See "Certain Relationships and Related Transactions."

LEGAL PROCEEDINGS


     On January 21, 1999, one of our shareholders filed a class action lawsuit against Thermwood and its directors. The suit seeks to enjoin the consummation of the exchange offer or, alternatively, in the event the exchange offer is consummated, to recover compensatory damages. The complaint alleges that the original terms of our exchange offer, which included a plan to eventually delist our shares from the American and Pacific Stock Exchanges, are unfair to the shareholders and that the directors of Thermwood have violated their fiduciary duty in the course of pursuing those transactions. We plan vigorously to defend the action and to proceed with the exchange offer. However, if we determine that the proceeding might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us, then we may terminate the exchange offer. It is impossible at this time for us to predict the outcome of this pending litigation or its impact on our operations or financial condition.

                      WHERE YOU CAN FIND MORE INFORMATION


     We filed a registration statement on Form S-4 with the SEC with respect to the registration of the debentures offered by this prospectus. This prospectus does not contain all of the information set forth in such registration statement and the exhibits thereto. For further information pertaining to Thermwood, the exchange offer, the debentures offered by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part thereof. Each statement in this prospectus referring to a document filed as an exhibit to the registration statement is qualified by reference to the exhibit for a complete statement of its terms and conditions.



     We file annual, quarterly, and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our SEC filings are also available on the SEC's Internet site which is http://www.sec.gov.


     You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different. We are not offering to sell or asking you to buy anything other than the debentures.

     The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

                                   MANAGEMENT

INFORMATION ABOUT MANAGEMENT

     Current Management of Thermwood is as follows:


NAME                                           AGE                       POSITION
----                                           ---                       --------
Kenneth J. Susnjara(1).......................  51     Chairman of the Board, President and Director
Linda S. Susnjara(1).........................  49     Secretary and Director
Michael P. Hardesty..........................  44     Vice President of Engineering
Rebecca F. Fuller............................  48     Treasurer
David J. Hildenbrand.........................  41     Vice President of Sales
Richard Kasten...............................  46     Vice President of Technical Services
Donald L. Uebelhor...........................  41     Vice President of Manufacturing
Peter N. Lalos(2)............................  64     Director
Edgar Mulzer(2)..............................  80     Director
Lee Ray Olinger(2)...........................  71     Director


---------------
(1) Mr. and Mrs. Susnjara are husband and wife.

(2) Member of the Incentive Stock Option Committee, Non-Qualified Stock Option Committee, Audit Committee, Nominating Committee and Compensation Committee of the Board of Directors.

     All directors hold office until the next annual meeting of our shareholders or until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors. Each director receives compensation in the amount of $1,000 plus $100 for each $100,000 in profit for the previous quarter for attending each of the four directors' meetings and is reimbursed for all related expenses.

     Mr. Susnjara co-founded Thermwood in 1969 and has been a director since inception and Chairman, President and Chief Executive Officer since 1971. He also served as Treasurer prior to March 1979 and again from October 1983 to June 1985. He has devoted his full time to Thermwood's business except for a brief period in 1985 when he acted as a distributor for Thermwood. See "Certain Relationships and Related Transactions."

     Mrs. Susnjara has been a director of Thermwood since 1985 and Secretary since 1989. She is and has been since 1985 the President of Automation Associates Incorporated, a dealer of our industrial products. See "Certain Relationships and Related Transactions." Mrs. Susnjara is not active in Thermwood's business.

     Mr. Hardesty has been our Vice President of Engineering since August 1988. He joined us in 1975 and was employed first as a project engineer, then project manager and then general manager until July 1980 when he was promoted to Vice President of Operations. He served in that capacity until May 1985 when he became Vice President of the Machining Products Division, a position he held until assuming his current position in 1988.

     Mrs. Fuller joined us in 1981 and was promoted to accounting manager in 1983 and controller in 1985. She assumed her current position as Treasurer in July 1993.


     Mr. Hildenbrand became a Vice President of Thermwood in August 1988. Previously, we had employed him in various technician and sales manager positions since 1977. He has also been a director of Thermwood Europe Ltd., one of our wholly owned subsidiaries, since July 1996.



     Mr. Uebelhor became Vice President of Manufacturing in August 1997. Previously, he had been our Production Manager since 1993.


     Mr. Kasten became a Vice President in December 1993. Previously, we had employed him as a manager of applications since 1990.

     Mr. Lalos has been engaged in the private practice of law in Washington D.C. since 1961 and is the senior partner in the law firm of Lalos & Keegan. He served as Secretary of Thermwood from September 1981 until December 1989 and as a director from April 1981 until July 1986. He was reelected to the Board of Directors in December 1989.

     Mr. Mulzer was Chairman of the Board of the Dale State Bank, a commercial bank in Dale, Indiana, from 1970 through 1993. He is currently retired. He became a director of Thermwood in September 1974 and has served continuously in that capacity to the present. See "Certain Relationships and Related Transactions" for information relating to loan and lease transactions between us and Mr. Mulzer and his affiliates.

     Mr. Olinger has been a director since December 1989. He has been a director of the First Bank of Huntingburg, a commercial bank in Huntingburg, Indiana since 1949 and Chairman of the bank since 1986.

EXECUTIVE COMPENSATION

     The following table sets forth the annual remuneration paid during the fiscal years ended July 31, 1998, 1997 and 1996 to our Chief Executive Officer and to each of our executive officers whose total fiscal year 1998 remuneration exceeded $100,000 and to all of our officers as a group.

SUMMARY COMPENSATION TABLE

                                                                   ANNUAL COMPENSATION
                                                           ------------------------------------
                                                                                   OTHER ANNUAL
                                                                                   COMPENSATION
NAME AND PRINCIPAL POSITION                        YEAR     SALARY      BONUS          (1)
---------------------------                        ----    --------    --------    ------------
Kenneth J. Susnjara,                               1998    $108,000    $146,664       $6,400
  Chairman of the Board,                           1997      63,000      83,242        3,700
  President and Director                           1996      63,000      94,739        2,000
Michael Hardesty,                                  1998      48,000     100,565           --
  Vice-President Engineering                       1997      48,000     102,165           --
                                                   1996      48,000      58,269           --
David Hildenbrand                                  1998      45,000     122,239           --
  Vice-President Sales                             1997      45,000     116,779           --
                                                   1996      45,000      56,818           --
Rebecca Fuller, Treasurer                          1998      40,000      86,199           --
                                                   1997      40,000      87,570

---------------
(1) Other annual compensation represents directors' fees paid to Mr. Susnjara.

     Stock options for an additional 4,000 shares were issued to an officer of Thermwood under the Qualified Stock Option Plan in fiscal year 1998. At March 11, 1999, the exercise prices of some of the unexercised options were less than the market price of our common stock. On September 6, 1994, registration statements on Form S-8 were filed with the SEC under the Securities Act in connection with the registration of shares of our common stock under our Employee Incentive Stock Option Plan and Non-Qualified Stock Option Plan.


     In 1985, the Board of Directors appointed Mr. Susnjara to the position of President and Chief Executive Officer. In this position, he is to receive a bonus based on our pre-tax profits as set forth below. See "-- Profit Sharing Plan" below.



     Certain other officers may be entitled to participate in Thermwood's profit sharing plan. See "-- Profit Sharing Plan" below.



  Profit Sharing Plan



     In 1985, we instituted a management profit sharing plan. This plan has been operative since fiscal 1987, and was continued in an amended form for fiscal year 1998. Covered under the plan are the Chairman of our

Board of Directors, the President, Vice President of Engineering, Vice President of Sales, Vice President of Technical Services, the Treasurer and various departmental managers.


     Under the plan, the Chairman is entitled to 5% of corporate operating income. The Vice President of Sales and Vice President of Technical Services each are entitled to 5% of the divisional operating income. The Vice President of Manufacturing and the Treasurer are each entitled to receive 2% and 3%, respectively, of the corporate operating income. Any divisional losses are to be subtracted from these amounts so that the total bonus paid does not exceed 25% of operating income.


     Department managers are entitled to various bonuses based upon productivity of their departments. Payments due under the plan accrue for each six-month period and are thereafter paid in six monthly installments. Vesting of rights under the plan requires eligible participants to be continually employed through the payment dates. Divisional losses of the fiscal year must be recouped in the succeeding year, or years, in order to be eligible for profit sharing earnings in the succeeding year(s).

  Incentive Stock Option Plan.


     Under our Employee Incentive Stock Option Qualified Plan, options to purchase a maximum of 80,000 shares of our common stock may be granted to officers and other key employees of Thermwood. Options granted under the Qualified Plan are intended to qualify as incentive stock options as defined in
Section 422A of the Code.


     The Qualified Plan is administered by the Board of Directors and a Committee currently consisting of three members of the Board which determines which persons are to receive options, the number of shares that may be purchased under each option and the exercise price. In the event an optionee voluntarily terminates his employment with us, he has the right to exercise his accrued options within 30 days after such termination. However, we may redeem any accrued options held by each optionee by paying him the difference between the option price and the then fair market value. If an optionee's employment is involuntarily terminated, other than because of death, his/her right to exercise accrued options expires on such termination. Upon death, his/her estate or heirs have one year to exercise his/her accrued options. The maximum term of any option is ten years and the option price per share may not be less than the fair market value of Thermwood's shares on the date the option is granted. However, options granted to persons owning more than 10% of our voting shares may not have a term in excess of five years and the option price per share may not be less than 110% of fair market value at the date the option is granted.

     The aggregate fair market value of the shares of common stock, which is determined at the time the options are granted, with respect to which incentive stock options are exercisable for the first time by such optionee during any calendar year under all such plans may not exceed $100,000. Options must be granted within ten years from the effective date of the Qualified Plan.

     Options granted under the Qualified Plan are not transferable other than by will or the laws of descent and distribution. Options granted under the Qualified Plan are protected by anti-dilution provisions increasing or decreasing the number of shares issuable thereunder and reducing or increasing the exercise price of such options, under certain conditions. The life term of the Qualified Plan extends to December 3, 2000, or such earlier date as the Board of Directors may determine. Any option outstanding at the termination date will remain outstanding thereafter until it expires or is exercised in full, whichever occurs first.

     Between December 1991 and August 1997, we granted ten year options to acquire 50,600 shares of our common stock at exercisable prices ranging from $5.00 to $10.66 under the Qualified Plan to 20 of our employees. All of these options are exercisable as of the date hereof.


  Non-Qualified Stock Option Plan



     Under our Non-qualified Stock Option Plan, options to purchase a maximum of 70,000 shares of our common stock may be granted to officers, directors and other key employees.

     The Non-qualified Stock Option Plan is administered by the Board of Directors and a committee of three members of the Board which determines which persons are to receive such options, the number of shares that may be purchased under the option, the exercise prices, the time and manner of exercise and other related matters.

     In the event an optionee voluntarily terminates his employment or tenure with our consent or his employment or tenure is terminated by us without cause, he generally has the right to exercise his accrued options within 30 days after such termination unless the Committee elects other time periods. In all other cases of termination of the optionee's employment or tenure other than death, said options shall cease immediately. Upon death, the optionee's estate or heirs have one year to exercise his or her accrued options.

     The Committee may grant an optionee the right to surrender all or a portion of his or her accrued options to us and receive from it the difference between the option price and the then fair market value. Options become exercisable in 25% installments each year beginning in the second year through the fifth year. Options are generally not transferable and are conditioned upon the optionee remaining in our employ for at least one year from the date of its grant. Under the Non-qualified Stock Option Plan, no option may be granted after January 1, 2005 and the exercise price of such options may not be less than the then fair market value. It is within the Committee's discretion to grant anti-dilution provisions to each optionee. Under current Federal income tax law, an employee, officer or director who is granted an option will not have any income upon the grant of an option and we will not be entitled to any deduction at that time. When an optionee exercises his or her option, ordinary income will be realized by him or her, measured by the excess of the fair market value of the shares over the price paid for the shares. We will be entitled to a deduction equal to the amount of income realized by the holder of the option. If the optionee surrenders all or part of his or her option for a cash or common stock payment, he or she will realize ordinary income in the amount of cash or fair market value of stock received. We will be entitled to a deduction equal to the amount of income realized by the optionee.

     Options to acquire an aggregate of 40,000 shares of our common stock at exercisable prices between $5.63 and $10.00 per share have been granted under the Non-qualified Stock Option Plan to four of our directors and officers. Currently, all of these options are exercisable.

  Other Options

     There are options to purchase an additional 120,000 shares held by our President. These option extend through October 18, 2005 and permit the purchase of 60,000 shares at $15.00 per share and 60,000 shares at $30.00 per share.

  Effect of Exchange Offer on Outstanding Options

     The exchange offer will have no effect on our Qualified and Non-Qualified options.

            PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information regarding our common stock ownership, including shares issuable upon conversion of outstanding debentures and upon exercise of options owned as of March 11, 1999 by

     (a) each person known by us to own beneficially more than 5% of our outstanding common stock,

     (b) each director, and

     (c) all officers and directors as a group.

     Percentages before tender are based upon 1,444,709 shares issued and outstanding as of March 11, 1999. Percentages after tender assume that we received 750,000 shares in the exchange offer. We do not know how many shares actually will be tendered. Accordingly, percentages after tender may differ. Except as set forth in footnote 2, the person indicated in the table beneficially owns all of the shares listed and has the sole voting and investment power with regard to such shares.

                                                                                                   PERCENTAGE OF
                                                                                   SHARES              TOTAL
                                                                                    OWNED           OUTSTANDING
                                                            PERCENTAGE OF         INCLUDING         SHARES OWNED
                                                                TOTAL               THOSE          INCLUDING SUCH
                                                             OUTSTANDING         UNDERLYING          UNDERLYING
                                                             SHARES OWNED        EXERCISABLE           SHARES
                                                           ----------------      OPTIONS AND      ----------------
NAMES AND ADDRESSES                           SHARES       BEFORE    AFTER       CONVERTIBLE      BEFORE    AFTER
OF BENEFICIAL OWNERS                          OWNED        TENDER    TENDER      DEBENTURES       TENDER    TENDER
--------------------                       ------------    ------    ------    ---------------    ------    ------
Kenneth J. Susnjara And Linda
  Susnjara(1)............................    261,420(2)     18.1%     37.6%     411,420(2)         25.8%     48.7%
Edgar Mulzer.............................    208,052(3)     14.4%     29.9%        218,052         15.0%     30.9%
  401 10th Street
  Tell City, Indiana 47586
Peter N. Lalos...........................      8,000           *       1.2%         22,000          1.5%      3.1%
  14312 Darnstown Rd
  Gaithersburg, MD 20878
Lee Ray Olinger..........................        400           *         *             400            *         *
  c/o First Bank of Huntingburg
  4th and Main Street
  Huntingburg, IN 47542
Rebecca F. Fuller(1).....................        600           *         *           2,600            *         *
Michael P. Hardesty(1)...................        400           *         *           8,400            *         *
David J. Hildenbrand (1).................      1,200           *         *           6,600            *         *
Richard Kasten (1).......................        950           *         *             950            *         *
Donald L. Uebelhor (1)...................        400           *         *           6,000            *         *
All Officers and Directors As a Group (10
  persons)...............................    481,422        33.3%     69.3%        676,422         41.3%     76.0%

---------------
 *  Less than one percent.

(1) The address of these shareholders is care of Thermwood, Old Buffaloville Road, PO. Box 436, Dale, Indiana 47523.

(2) These shares are owned jointly by Mr. and Mrs. Susnjara who are husband and wife. Accordingly, each may be deemed to be a beneficial owner of the securities owned by the other.

(3) Mr. Mulzer has given us an option to purchase all of these shares during the two year period commencing on January 1, 2002. Please read the information under the heading "Certain Relationships and Related Transactions" for an illustration of how exercise of that option would affect ownership and control of Thermwood.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH EDGAR MULZER

     On February 4, 1999, Edgar Mulzer, a director and major shareholder of Thermwood who is not active in our management, gave us an option to purchase his 209,000 shares at a price of $15.00 per share. We can exercise this option at any time after January 1, 2002 and before January 1, 2004. We paid Mr. Mulzer $5,000 for this option. We have secured this option to further our plans to assure that control of Thermwood remains with Kenneth and Linda Susnjara. The following chart illustrates our ownership, assuming that

     - we acquire 750,000 shares in this exchange offer;

     - None of the 210,600 outstanding options to purchase common stock, including options held by the Susnjaras to purchase up to 150,000 shares, are exercised; and

     - None of the outstanding debentures which are convertible into an aggregate of 22,600 shares are converted:

                  PERCENTAGE OF OWNERSHIP OF OUR VOTING STOCK

                                                              BEFORE EXERCISE      AFTER EXERCISE
SHAREHOLDER                                                   OF MULZER OPTION    OF MULZER OPTION
-----------                                                   ----------------    ----------------
Kenneth and Linda Susnjara..................................        37.6%               53.7%
Edgar Mulzer................................................        29.9%                  0
All Other Shareholders......................................        32.5%               46.3%

     In February 1987, we purchased our premises from an independent third party for $1,000,636 and simultaneously resold it to Mr. Mulzer for $1,800,000. At the same time, we leased the premises back from Mr. Mulzer for a 20-year period at a monthly rental of $19,353 or approximately $232,000 on an annual basis.

     The lease agreement, which was treated as a capitalized lease for financial reporting purposes, also obligated us to pay all maintenance, taxes, assessments, insurance premiums and utilities incurred in connection with the operation of the premises. Pursuant to a related agreement, we had an option to repurchase the premises from Mr. Mulzer, exercisable through February 2007, at prices descending on an annual basis from $1,786,781 in 1987 to $240,000 in the last year of the option.

     In November 1993, an aggregate of $3,437,120 of debt, including the lease payment obligation in the amount of $1,608,629, together with accrued interest in the amount of $122,491, owed to him by us was converted into an aggregate of 1,000,000 shares of preferred stock. We acquired the right to title to our premises upon this conversion and acquired title in October 1997.

     The holder of the preferred stock was entitled to receive cumulative cash dividends out of our net profits at the rate of $0.34 per share per annum, payable monthly in equal installments within the first 15 days of each month for the preceding month as directed by our Board of Directors. We had the right in its sole discretion to redeem the stock at any time at $3.40 per share. We redeemed 738,000 and 162,000 shares of the preferred stock for a total of $2,546,320 and $550,800 during fiscal years 1998 and 1997, respectively. Dividends were paid in the amount of $43,255 and $285,204 for the fiscal years 1998 and 1997, respectively. The balance of the shares had been previously repurchased.


     We redeemed all of the preferred stock in October 1997 and no further dividends will be paid. We redeemed the stock with proceeds from a $3.5 million line of credit with DuBois County Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

TRANSACTIONS WITH THE SUSNJARAS

     Mr. and Mrs. Susnjara are the owners of Automation Associates Incorporated, a dealer of our industrial products. The distribution agreement between us and Automated Associates contains the same terms and conditions as our agreements with our other dealers. We sold no products to Automated Associates during fiscal year 1998, but paid Automated Associates $627,816 in commissions during the year for assisting in effecting sales of approximately $3,800,000. This amount represents approximately 19% of our gross machine sales for fiscal year 1998. Automated Associates also leases space from us at what we believe is a fair market rate. Rental payments were $2,400 during the 1998 fiscal year.

TRANSACTIONS WITH PETER LALOS

     Lalos & Keegan, a law firm in which Mr. Lalos is the senior partner, accrued fees of $95,000, $77,000 and $103,000, for the fiscal years 1998, 1997, and 1996, respectively. All of these fees have been paid.

     We believe that the terms of the transactions between us and our affiliated parties as described in this section are as fair as those which we would have obtained if these transactions had been effected with independent third parties. Each transaction was approved by a majority of our disinterested directors. In the future, all such transactions will continue to be approved by a majority of our disinterested directors.

RECENT STOCK TRANSACTIONS BY AFFILIATES

     We have not purchased any shares of our common stock since August 1, 1996. Since August 1, 1996, Edgar Mulzer purchased on the open market 340 shares at $7.81 per share and 2,000 shares at $7.20 per share in December 1996. Since August 1, 1996, Mr. and Mrs. Susnjara purchased on the open market 400 shares at $7.625 per share on May 1, 1998, 400 shares at $7.625 per share on May 4, 1998, and 600 shares at $7.625 per share on May 5, 1998. In addition, Mr. and Mrs. Susnjara converted debentures into 10,000 shares of common stock on September 2, 1998. Peter Lalos purchased 620 shares at $7.80 and 40 shares at $8.80 per share in May 1997 and 200 shares at $12.35 per share and 140 shares at $12.40 per share in November 1997. These are the only transactions in our shares effected by such individuals since August 1, 1996.

     To our knowledge, neither Thermwood nor any of its affiliates, directors or executive officers has purchased or sold any common stock in the last sixty days.

                           DESCRIPTION OF SECURITIES

     The following statements are brief summaries of certain provisions of our Articles of Incorporation, By-Laws and other documents. Copies of these corporate documents are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. To obtain copies of these documents see "Where You Can Find More Information." These summaries are qualified in their entirety by reference to documents filed as exhibits to the registration statement.

COMMON STOCK

  Description of General Terms

     We are authorized to issue 4,000,000 shares of common stock, no par value, of which 1,444,709 shares are currently issued and outstanding. Holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. They have no preemptive or other rights to subscribe for additional shares and the common stock has no redemption, sinking fund or conversion provisions. Each share of common stock is entitled to one vote on any matter submitted to the holders thereof and to equal rights in our assets upon liquidation subject to the prior rights on liquidation of creditors and any preferred stock holders. The outstanding shares of common stock are fully paid and non-assessable.

     The shares of common stock have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Directors can elect all of the Directors of Thermwood. In such event, the holders of the remaining shares will not be able to elect any of the Directors.

  Reserved Shares

     As of March 11, 1999, we have reserved up to:

     (a) 22,600 shares of common stock for issuance upon conversion of the previously issued convertible debentures;

     (b) 80,000 shares for issuance under the Qualified Stock Option Plan of which options to purchase 50,600 shares have been granted and are currently exercisable;

     (c) 70,000 shares for issuance under the Non-Qualified Stock Option Plan of which options to purchase 40,000 shares have been granted and are currently exercisable; and

     (d) 120,000 shares for issuance upon exercise of options granted to Mr. Susnjara, all of which are currently exercisable.

PREFERRED STOCK

     We are authorized to issue an aggregate of 2,000,000 shares of non-voting preferred stock, no par value. There are currently no shares of preferred stock outstanding. The preferred stock may be issued in series from time to time with such designations, rights, preferences and limitations, including but not limited to dividend rates and conversion features, as the Board of Directors may determine. Accordingly, preferred stock may be issued having dividend and liquidation preferences over the common stock without the consent of the common stockholders. In addition, the ability of the Board to issue preferred stock also could be used by us as a means of resisting a change of control of Thermwood and, therefore, could be considered an anti-takeover device. Our Board of Directors has no current plans to issue any preferred stock.

CORPORATE LAW ANTI TAKEOVER PROVISIONS

     Chapter 43 of the Indiana Business Corporation Law is intended to discourage abusive hostile tender offers for control of an Indiana corporation. Because our common stock is registered under Section 12 of the Exchange Act, we are subject to Chapter 43.

     Chapter 43 provides that an Indiana corporation may not engage in any of a broad range of business combinations with a person, or affiliate of such person, who is an interested shareholder for a period of five years from the date that such person became an interested shareholder and that such transactions must satisfy certain other criteria, unless the transaction resulting in a person becoming an interested shareholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested shareholder. Under Chapter 43, an interested shareholder is defined as any person that is:

     (i) the owner of 10% or more of the outstanding voting stock of the corporation; or

     (ii) an affiliate or associate of the corporation who was the owner, directly or indirectly, of 10% or more of the outstanding voting stock of the corporation at any time within the five-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder.

     Chapter 43 is not applicable to transactions involving shareholders who became interested shareholders prior to 1986, when this law became effective.

     A corporation may, at its option, exclude itself from the coverage of Chapter 43 by amending its articles of incorporation by action of a majority of its shareholders unaffiliated with the interested shareholder to exempt the corporation from coverage, provided that such charter amendment shall not become effective until 18 months after the date that it is adopted. We have not adopted such a charter amendment.

     The foregoing provisions could discourage or make more difficult a merger or other type of corporate reorganization, whether or not such transactions are favored by management, even if they could be favorable to the interests of the shareholders.

DIVIDEND POLICY

     We have never paid any dividends on our common stock. The current policy of the Board of Directors is to retain earnings, if any, to finance the operation of our business. Accordingly, we do not anticipate that we will pay cash dividends to the holders of our common stock in the foreseeable future.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

                              PLAN OF DISTRIBUTION


     Each broker-dealer that receives debentures for its own account in exchange for shares pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such debentures. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of debentures received in exchange for shares where such shares were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales.


     We will not receive any proceeds from any sale of debentures by broker-dealers or any other holder of debentures. Debentures received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

     - in the over-the-counter market;

     - in negotiated transactions;

     - through the writing of options on the debentures; or

     - a combination of such methods.


     The debentures may be resold at:


     - market prices prevailing at the time of resale;

     - prices related to such prevailing market prices; or

     - negotiated prices.

     Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such debentures.

     Any broker-dealer that resells debentures that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such debentures may be deemed to be an underwriter as that term is defined under the Securities Act. In addition, any profit on any such resale of debentures and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that a broker-dealer, by acknowledging that it will deliver and by delivering a prospectus, will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

     We will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal for a period of 90 days after the expiration date.

     We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and we will indemnify debenture holders, including any broker-dealer, against certain liabilities, including liabilities under the Securities Act.


     Dirks & Company, Inc. will assist us in soliciting shareholders to exchange their shares for debentures. Dirks will receive a fee of $100,000 plus a solicitation fee equal to 2% of the face value of all debentures issued in the exchange offer. However, Dirks will not receive a fee for debentures issued to shareholders whose total holdings are more than 10% of our outstanding common stock. In addition, Dirks will receive out-of-pocket reasonable accountable expenses, which shall not exceed $25,000. In the event the exchange offer is not consummated, Dirks may be entitled to receive reasonable out-of-pocket accountable expenses, which shall not exceed $50,000.


     Following the exchange offer, Dirks intends to make a market in the debentures. There can be no assurance, however, that Dirks will make a market, or for any period of time continue to make a market, in the debentures. See "Risk Factors -- Risks Related to Acquisition of Debentures; There Is No Public Market For The Debentures. If One Develops, It May Not Be Liquid."


                                 LEGAL MATTERS

     Barry Feiner, Esq., 190 Willis Avenue, Mineola, New York 11501, will deliver an opinion stating that the debentures when issued as contemplated by this prospectus will be validly issued and binding obligations of Thermwood. Richard Reichler, Esq., 190 Willis Avenue, Mineola, New York 11501, will deliver an opinion as to the Federal income tax consequences of the exchange offer to shareholders.

                                    EXPERTS

     The Consolidated Financial Statements of Thermwood and subsidiaries as of July 31, 1998 and 1997 and for each of the years in the three year period ended July 31, 1998 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   OF THERMWOOD CORPORATION AND SUBSIDIARIES


Report of KPMG Peat Marwick LLP.............................     F-1
Consolidated Balance Sheets -- July 31 1998 and July 31,
  1997......................................................     F-2
Consolidated Statements of Operations -- Years ended July
  31, 1998, 1997 and 1996...................................     F-4
Consolidated Statements of Shareholders' Equity -- Years
  ended July 31, 1998, 1997 and 1996........................     F-5
Consolidated Statements of Cash Flows -- Years ended July
  31, 1998, 1997 and 1996...................................     F-6
Notes to Consolidated Financial Statements..................     F-7
Condensed Consolidated Balance Sheets -- October 31, 1998
  and July 31, 1998 (Unaudited).............................    F-15
Condensed Consolidated Statements of Operations -- Three
  Months ended October 31, 1998 and 1997 (Unaudited)........    F-16
Condensed Consolidated Statements Of Cash Flows -- Three
  Months ended October 31 1998 and 1997 (Unaudited).........    F-17
Notes to Condensed Consolidated Financial Statements
  (Unaudited)...............................................    F-18

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Thermwood Corporation:

     We have audited the accompanying consolidated balance sheets of Thermwood Corporation and subsidiaries as of July 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermwood Corporation and subsidiaries as of July 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 1998, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Indianapolis, Indiana
September 4, 1998

                             THERMWOOD CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                                       JULY 31
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                         ASSETS
CURRENT ASSETS
  Cash......................................................  $   115,937    $   512,480
  Accounts receivable, less allowance for doubtful accounts
     of $20,000 for 1998 and $25,000 for 1997...............    1,673,826      1,802,569
  Inventories...............................................    5,359,182      4,618,001
  Deferred income taxes.....................................      694,000      1,676,000
  Prepaid expenses..........................................      491,209        372,287
                                                              -----------    -----------
          TOTAL CURRENT ASSETS..............................    8,334,154      8,981,337
                                                              -----------    -----------
PROPERTY AND EQUIPMENT
  Land......................................................       73,260         73,260
  Buildings and improvements................................    1,977,659      1,352,059
  Furniture and equipment...................................    3,131,306      2,768,255
  Construction in progress..................................        6,257          6,257
     Less accumulated depreciation..........................   (2,540,992)    (2,375,826)
                                                              -----------    -----------
          NET PROPERTY AND EQUIPMENT........................    2,647,490      1,824,005
                                                              -----------    -----------
OTHER ASSETS
  Patents, trademarks and other.............................      139,933        133,026
  Bond issuance costs less accumulated amortization.........        4,089          8,665
  Deferred income taxes.....................................      199,000        326,000
                                                              -----------    -----------
          TOTAL OTHER ASSETS................................      343,022        467,691
                                                              -----------    -----------
TOTAL ASSETS................................................  $11,324,666    $11,273,033
                                                              ===========    ===========

                             THERMWOOD CORPORATION

                                                                       JULY 31
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................  $ 1,136,896    $ 1,375,005
  Accrued compensation and payroll taxes....................      498,224        582,652
  Customer deposits.........................................      816,315        907,110
  Other accrued liabilities.................................      552,066      1,028,505
  Current portion of capital lease obligations..............        6,195          7,755
                                                              -----------    -----------
          TOTAL CURRENT LIABILITIES.........................    3,009,696      3,901,027
                                                              -----------    -----------
LONG-TERM LIABILITIES, LESS CURRENT PORTION
  Capital lease obligations.................................           --          5,918
  Note payable to bank......................................    2,196,320             --
  Bonds payable, net of unamortized discount of $10,450 for
     1998 and $22,225 for 1997..............................      170,550        278,775
                                                              -----------    -----------
          TOTAL LONG-TERM LIABILITIES.......................    2,366,870        284,693
                                                              -----------    -----------
SHAREHOLDERS' EQUITY
  Preferred stock, no par value, 2,000,000 shares
     authorized, 1,000,000 shares issued and 738,000 shares
     outstanding for 1997...................................           --      2,546,320
  Common stock, no par value, 4,000,000 shares authorized,
     1,431,109 and 1,400,109 shares issued and outstanding
     for 1998 and 1997, respectively........................   10,742,636     10,599,285
  Accumulated deficit.......................................   (4,758,911)    (6,033,542)
                                                              -----------    -----------
                                                                5,983,725      7,112,063
  Less subscriptions receivable.............................      (35,625)       (24,750)
                                                              -----------    -----------
          TOTAL SHAREHOLDERS' EQUITY........................    5,948,100      7,087,313
                                                              -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $11,324,666    $11,273,033
                                                              ===========    ===========


     See accompanying notes to consolidated financial statements.

                             THERMWOOD CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                 YEARS ENDED JULY 31
                                                      -----------------------------------------
                                                         1998           1997           1996
                                                      -----------    -----------    -----------
SALES
  Machine sales.....................................  $20,199,191    $16,420,313    $10,966,096
  Technical services................................    4,657,784      3,660,548      3,298,567
                                                      -----------    -----------    -----------
                                                       24,856,975     20,080,861     14,264,663
  Less commissions..................................    3,017,446      2,301,446      1,628,172
                                                      -----------    -----------    -----------
NET SALES...........................................   21,839,529     17,779,415     12,636,491
                                                      -----------    -----------    -----------
COST OF SALES
  Machines..........................................    9,981,401      8,841,911      5,577,272
  Technical services................................    3,016,505      2,031,588      2,133,866
                                                      -----------    -----------    -----------
  TOTAL COST OF SALES...............................   12,997,906     10,873,499      7,711,138
                                                      -----------    -----------    -----------
  GROSS PROFIT......................................    8,841,623      6,905,916      4,925,353
Research and development, marketing, administrative
  and general expenses..............................    6,413,160      4,794,563      3,638,536
                                                      -----------    -----------    -----------
OPERATING INCOME....................................    2,428,463      2,111,353      1,286,817
                                                      -----------    -----------    -----------
OTHER INCOME (EXPENSE):
  Interest expense -- related party.................           --             --           (889)
  Interest expense -- other.........................     (231,747)       (75,686)      (117,710)
  Other.............................................      (30,830)        19,157          6,210
                                                      -----------    -----------    -----------
  Other expense, net................................     (262,577)       (56,529)      (112,389)
                                                      -----------    -----------    -----------
  EARNINGS BEFORE INCOME TAXES......................    2,165,886      2,054,824      1,174,428
Income tax (expense) benefit........................     (848,000)      (819,000)     1,160,000
                                                      -----------    -----------    -----------
NET EARNINGS........................................  $ 1,317,886    $ 1,235,824    $ 2,334,428
                                                      ===========    ===========    ===========
EARNINGS APPLICABLE TO COMMON SHAREHOLDERS..........  $ 1,274,631    $   950,620    $ 2,004,373
                                                      ===========    ===========    ===========
EARNINGS PER SHARE:
  Basic.............................................  $      0.89    $      0.70    $      1.63
                                                      ===========    ===========    ===========
  Diluted...........................................  $      0.86    $      0.69    $      1.45
                                                      ===========    ===========    ===========
WEIGHTED AVERAGE NUMBER OF SHARES:
  Basic.............................................    1,424,676      1,349,143      1,231,146
  Diluted...........................................    1,516,748      1,446,198      1,436,820


     See accompanying notes to consolidated financial statements.

                             THERMWOOD CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                 COMMON STOCK
                              PREFERRED STOCK       ---------------------------------------
                           ----------------------                             SUBSCRIPTIONS   ACCUMULATED
                            SHARES       AMOUNT      SHARES       AMOUNT       RECEIVABLE      (DEFICIT)
                           ---------   ----------   ---------   -----------   -------------   -----------
Balances at July 31,
  1995...................  1,000,000   $3,437,120   1,029,909   $ 8,988,897     $     --      $(8,988,535)
  Preferred dividends
     paid................         --           --          --            --           --         (330,055)
  Redemption of preferred
     stock...............   (100,000)    (340,000)         --            --           --               --
  Conversion of 12%
     debentures, net of
     related bond
     issuance costs and
     unamortized
     discount............         --           --     261,400     1,115,507           --               --
  Exercise of qualified
     stock options.......         --           --      10,400        56,000      (28,125)              --
  Exercise of other stock
     options.............         --           --       6,000        30,000           --               --
  Net earnings...........         --           --          --            --           --        2,334,428
                           ---------   ----------   ---------   -----------     --------      -----------
Balances at July 31,
  1996...................    900,000   $3,097,120   1,307,709   $10,190,404     $(28,125)     $(6,984,162)
  Subscriptions
     received............         --           --          --            --        3,375               --
  Preferred dividends
     paid................         --           --          --            --           --         (285,204)
  Redemption of preferred
     stock...............   (162,000)    (550,800)         --            --           --               --
  Conversion of 12%
     debentures, net of
     related bond
     issuance costs and
     unamortized
     discount............         --           --      92,400       408,881           --               --
  Net earnings...........         --           --          --            --           --        1,235,824
                           ---------   ----------   ---------   -----------     --------      -----------
Balances at July 31,
  1997...................    738,000   $2,546,320   1,400,109   $10,599,285     ($24,750)     ($6,033,542)
  Preferred dividends
     paid................         --           --          --            --           --          (43,255)
  Redemption of preferred
     stock...............   (738,000)  (2,546,320)         --            --           --               --
  Conversion of 12%
     debentures, net of
     related bond
     issuance costs and
     unamortized
     discount............         --           --      24,000       108,351           --               --
  Exercise of qualified
     stock options.......         --           --       1,000         5,000           --               --
  Exercise of other stock
     options.............         --           --       6,000        30,000      (30,000)              --
  Subscriptions
     received............         --           --          --            --       19,125               --
  Net earnings...........         --           --          --            --           --        1,317,886
                           ---------   ----------   ---------   -----------     --------      -----------
Balances at July 31,
  1998...................         --   $       --   1,431,109   $10,742,636     $(35,625)     $(4,758,911)
                           =========   ==========   =========   ===========     ========      ===========


     See accompanying notes to consolidated financial statements.

                             THERMWOOD CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  YEARS ENDED JULY 31
                                                         --------------------------------------
                                                            1998          1997          1996
                                                         ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings...........................................  $1,317,886    $1,235,824    $2,334,428
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization........................     368,261       338,274       295,510
  Provision for inventories............................      68,000            --        21,012
  Loss (gain) on disposal of equipment.................      48,936            --       (15,625)
  Deferred income taxes................................   1,109,000       412,000    (1,178,000)
  Changes in operating assets and liabilities:
     Accounts receivable...............................     128,743      (990,029)      369,060
     Inventories.......................................    (809,181)   (1,288,664)     (341,402)
     Prepaid expenses and other assets.................    (118,922)      (32,864)       41,151
     Accounts payable and other accrued expenses.......    (798,976)    1,704,136      (263,205)
     Customer deposits.................................     (90,795)      413,101      (148,350)
                                                         ----------    ----------    ----------
Net cash provided by operating activities..............   1,222,952     1,791,778     1,114,579
                                                         ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment........................          --            --        40,000
Purchases of patents, property and equipment...........  (1,242,887)     (457,599)     (502,350)
                                                         ----------    ----------    ----------
Net cash used by investing activities..................  (1,242,887)     (457,599)     (462,350)
                                                         ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on lease obligations................      (7,478)       (8,065)      (31,598)
Redemption of preferred stock..........................  (2,546,320)     (550,800)     (340,000)
Payment of dividends on preferred stock................     (43,255)     (285,204)     (330,055)
Note payable to bank...................................   2,196,320            --            --
Proceeds from subscriptions receivable.................      19,125         3,375            --
Proceeds from exercise of stock options................       5,000            --        57,875
                                                         ----------    ----------    ----------
Net cash used by financing activities..................    (376,608)     (840,694)     (643,778)
                                                         ----------    ----------    ----------
Increase (decrease) in cash............................    (396,543)      493,485         8,451
Cash at beginning of year..............................     512,480        18,995        10,544
                                                         ----------    ----------    ----------
Cash at end of year....................................  $  115,937    $  512,480    $   18,995
                                                         ==========    ==========    ==========


     See accompanying notes to consolidated financial statements.

                      THERMWOOD CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


GENERAL:

     The consolidated financial statements include the accounts of Thermwood Corporation and its wholly-owned subsidiaries, Thermwood Europe Limited, a United Kingdom company, CNC Carolina, Inc., a dealer in North Carolina, and Thermwood Capital Corporation, a leasing company. CNC Carolina, Inc. and Thermwood Capital Corporation were established in 1998. The term "Company" refers to the consolidated operations of Thermwood Corporation and its subsidiaries.

     The Company operates within a single business segment called industrial automation equipment, and manufactures high technology machining systems. The Company sells its products primarily through the assistance of dealer networks established throughout the United States and Europe. Two dealers accounted for approximately 32% of the Company's business; however, no customer accounted for more than 10% of the Company's sales in fiscal years 1998, 1997 or 1996. The loss of any large dealer could have a material adverse effect on the Company's business.

     The Company also offers a variety of technical services. These services include training, installation assistance, preventive maintenance and upgrading and enhancement of installed products as technology advances. The Technical Services Division also has responsibility for the quality control of the Company's industrial products during their manufacture. Technical services are marketed to current customers as well as to companies that purchase Thermwood equipment in the used market. Sales and service by the Technical Services Division in fiscal year 1998 amounted to approximately 18.7% of total gross sales. There was no revenue generated in 1998 by Thermwood Capital Corporation.

     The Company's machining systems are utilized principally in the woodworking, plastics, boating and automotive industries. The Company is not dependent upon a single supplier or only a few suppliers.

PRINCIPLES OF CONSOLIDATION:

     All significant inter-company transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES AND ASSUMPTIONS:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

REVENUES AND WARRANTIES:

     The manufacturing process may extend over several months and advance cash deposits are normally required from customers. Sales are recorded when machines are shipped. Technical services revenues are recognized when the services are performed. Estimated costs of product warranties are charged to cost of sales at the time of sale.

INVENTORIES:

     Inventories are stated at the lower of cost (first-in, first-out method) or market.

RESEARCH AND DEVELOPMENT:

     Research and development costs are expensed as incurred. Expenditures for research and development were approximately $314,000, $216,000 and $284,000 during 1998, 1997 and 1996, respectively.

                      THERMWOOD CORPORATION AND SUBSIDIARY

PROPERTY AND EQUIPMENT:

     Property and equipment are recorded at cost for assets purchased and at the present value of minimum lease payments for assets acquired under capital leases. The carrying value of property and equipment is assessed when factors indicating an impairment are present. If an impairment is present, the assets are reported at the lower of carrying value of fair value. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets, as shown below:

Buildings and improvements..........................    10 to 30 years
Equipment...........................................     3 to 10 years

     Depreciation expense for 1998, 1997 and 1996 was $345,890, $304,716 and $256,290, respectively.

CUSTOMER DEPOSITS:

     Customer deposits are recorded as a current liability with no offset against costs incurred on work-in-process. As of July 31, 1998 and 1997, substantially all of the deposits had no incurred work-in-process cost.

EARNINGS PER SHARE:

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share," which requires companies to present basic and diluted earnings per share. A reconciliation of the numerator and denominator for the basic and diluted earnings per share calculation follows:


                                         1998                      1997                      1996
                                -----------------------   -----------------------   -----------------------
                                  BASIC       DILUTED       BASIC       DILUTED       BASIC       DILUTED
                                ----------   ----------   ----------   ----------   ----------   ----------
EARNINGS:
Net earnings..................  $1,317,886   $1,317,886   $1,235,824   $1,235,824   $2,334,428   $2,334,428
Less preferred stock
  dividends...................     (43,255)     (43,255)    (285,204)    (285,204)    (330,055)    (330,055)
Add interest expense on
  convertible bonds payable...          --       47,180           --       62,580           --       98,436
Add amortization of bond
  discount and issuance
  costs.......................          --        4,701           --       13,120           --       30,583
Income tax effects of earnings
  adjustments.................          --      (19,196)          --      (28,009)          --      (44,037)
                                ----------   ----------   ----------   ----------   ----------   ----------
          Total earnings......  $1,274,631   $1,307,316   $  950,620   $  998,311   $2,004,373   $2,079,355
                                ==========   ==========   ==========   ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF
  SHARES:
Common shares outstanding.....   1,424,676    1,424,676    1,349,143    1,349,143    1,231,146    1,231,146
Incremental shares related to
  dilutive stock options......          --       55,872           --       36,255           --       53,075
Incremental shares related to
  convertible bonds...........          --       36,200           --       60,200           --      152,600
          Total weighted
            average number of
            shares............   1,424,676    1,516,748    1,349,143    1,446,198    1,231,146    1,436,820
                                ==========   ==========   ==========   ==========   ==========   ==========
Earnings per share............  $     0.89   $     0.86   $     0.70   $     0.69   $     1.63   $     1.45
                                ==========   ==========   ==========   ==========   ==========   ==========

                      THERMWOOD CORPORATION AND SUBSIDIARY

INCOME TAXES:

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts for assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates which apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the change is enacted. A valuation allowance is provided when it is more likely than not that some portion or all of net deferred tax assets will not be realized.


NOTE B -- INVENTORIES:


     Inventories at July 31 consist of:

                                                         1998          1997
                                                      ----------    ----------
Finished goods......................................  $  651,398    $  644,477
Work-in-process.....................................   1,541,258     1,171,484
Raw materials.......................................   3,166,526     2,802,040
                                                      ----------    ----------
                                                      $5,359,182    $4,618,001
                                                      ==========    ==========


NOTE C -- LEASES:


     The Company leases certain office equipment under long-term operating leases. Future minimum lease payments as of July 31, 1998 for operating leases are as follows:

                 YEARS ENDING JULY 31:
                 ---------------------
1999....................................................    $118,700
2000....................................................     118,700
2001....................................................     118,700
2002....................................................       1,200
2003....................................................       1,200

     Total operating lease expense for 1998, 1997 and 1996 was $118,670, $44,390 and $18,130 respectively.


NOTE D -- NOTES PAYABLE TO BANK


     During 1998, the Company obtained a $3,500,000 line of credit with a bank. At July 31, 1998 $2,196,320 was outstanding under the line of credit. The line of credit bears interest payable monthly at the bank's money market prime rate plus .5% (9.0% at July 31, 1998). The line is secured by the tangible assets of the Company and expires in October 1998. Management expects to renew the line under terms similar to the existing agreement.


NOTE E -- BONDS PAYABLE:


     In 1993 the Company completed a public offering of 2,070 units totaling $2,070,000. Each unit consisted of one Convertible Debenture in the principal amount of $1,000, bearing interest at 12% per year, and 500 Redeemable Warrants. The bonds were issued at a discount of $254,573, which is being amortized using the interest method.

     These Debentures, which mature in February 2003, are convertible, unless previously redeemed, into shares of the Company's common stock at a price of $5.00 per share, subject to anti-dilutive adjustments. Interest is payable quarterly. The Company may, on 30 days written notice, and with the approval of the underwriter of the public offering, redeem the Debentures, in whole or in part, if the closing price of the

                      THERMWOOD CORPORATION AND SUBSIDIARY

Company's common stock for the immediately preceding 30 consecutive trading days equals or exceeds $12.50 per share. The redemption price will be 105% plus accrued interest through the date of redemption.

     During fiscal year ended July 31, 1998 and 1997, holders tendered $120,000 and $462,000 of the debentures for conversion into 24,000 and 92,400 common shares, respectively.

     Each Warrant entitled the holder to purchase one share of common stock at a price of $15.00 per share, subject to anti-dilutive adjustments, through February 1996. The warrants expired on February 21, 1996.


NOTE F -- COMMON STOCK OPTIONS:


     The Company has both a qualified and a non qualified stock option plan. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for these plans. Had compensation cost been determined based on the fair value at the grant date for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123 (FAS 123), the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                            1998          1997          1996
                                         ----------    ----------    ----------
Net Earnings
  As Reported..........................  $1,317,886    $1,235,824    $2,334,428
  Pro Forma............................   1,308,962     1,214,168     1,985,024
Basic Earnings Per Share
  As Reported..........................  $     0.89    $     0.70    $     1.63
  Pro Forma............................        0.89          0.69          1.34
Diluted Earnings Per Share
  As Reported..........................        0.86          0.69          1.45
  Pro Forma............................        0.86          0.68          1.20

     The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal years 1998, 1997 and 1996: no dividend yield for all years; expected volatility of 35 percent, 56 percent and 72 percent for 1998, 1997 and 1996, respectively; risk-free interest rates of 4.7 percent, 6.2 percent and 6.6 percent for 1998, 1997 and 1996, respectively; expected lives of 10 years for all options except 5 years for options to purchase 120,000 shares granted in 1996.

     The Company reserved 80,000 shares of common stock for issuance under the qualified plan. Options to purchase 50,600 of the shares have been granted, 4,000 of which were granted during fiscal year 1998. None of these options were exercised during fiscal year 1998. As of July 31, 1998, options for 50,600 shares were exercisable. These options must be exercised within ten years of the grant date.

     The non qualified plan provides for the issuance of options to purchase up to 70,000 shares of common stock of which options to purchase 40,000 shares were outstanding and exercisable as of July 31, 1998.

     Other options to purchase 140,000 shares have been granted by the Board of Directors, 124,000 of which were outstanding and exercisable as of July 31, 1998. An option to purchase 120,000 of these shares was granted to the President of the Company. The option extends through October 18, 1998 and permits the purchase of 60,000 shares at $15.00 per share and 60,000 at $30.00 per share.

     A 6,000 share option granted to an employee at $5.00 per share was exercised in 1998. Options for an additional 4,000 shares at $8.4375 per share were granted during fiscal year 1996 to a principal in a former public relations firm for the Company. At July 31, 1998, the options were exercisable; however, in August 1998, the Company and the option holder agreed to terminate the option agreement in exchange for a

                      THERMWOOD CORPORATION AND SUBSIDIARY
cash payment to the option holder of $10,250. During fiscal year 1997 options for 10,000 shares were granted to another public relations firm. These options expired in February 1998.


     A summary of common stock options for the years ended July 31 follows:


                                     1998                 1997                 1996
                              ------------------   ------------------   ------------------
                                        WEIGHTED             WEIGHTED             WEIGHTED
                                        AVERAGE              AVERAGE              AVERAGE
                                        EXERCISE             EXERCISE             EXERCISE
                              SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                              -------   --------   -------   --------   -------   --------
Outstanding at beginning of
  year......................  226,600    $15.90    211,600    $15.95    207,000    $24.25
Granted.....................    4,000     10.63     15,000     14.75    151,000     19.30
Canceled/expired............   10,000      9.38         --        --    130,000     35.05
Exercised...................    6,000      5.00         --        --     16,400      6.85
                              -------    ------    -------    ------    -------    ------
Outstanding at end of
  year......................  214,600    $ 9.15    226,600    $15.90    211,600    $15.95
                              =======    ======    =======    ======    =======    ======
Exercisable at end of
  year......................  214,600              226,600              211,600
                              =======              =======              =======
Weighted average fair value
  of options granted during
  the year..................             $ 3.66               $ 6.90               $ 3.75
                                         ======               ======               ======



NOTE G -- SHAREHOLDERS' EQUITY:



     On January 5, 1998, the Company completed a one-for-five reverse split of its common stock. All common share and per share information in the consolidated financial statements has been adjusted to reflect the reverse split on a retroactive basis.


     The Company is authorized to issue 2,000,000 shares of non-voting preferred stock, no par value Series A Preferred Stock, of which 1,000,000 shares were issued and 738,000 shares were outstanding at July 31, 1997. All of these shares were issued to a director/shareholder in a conversion of debt transaction (Note
H). The holder of Series A Preferred Stock was entitled to receive cumulative cash dividends out of the net profits of the Company at the rate of thirty-four cents ($0.34) per share per annum, payable monthly in equal installments within the first 15 days of each month for the preceding month as directed by the Board of Directors of the Company. The Company had the right in its sole discretion to redeem the stock at any time at $3.40 per share. During fiscal years 1998 and 1997, the Company redeemed 738,000 and 162,000 shares for $2,546,320 and $550,800, respectively. In the event of the liquidation of the Company, the holders of the Series A Preferred Stock were entitled to receive $3.40 per share plus any unpaid cumulative and current dividends before payment to holders of shares of the Company's common stock.


NOTE H -- RELATED PARTY TRANSACTIONS:



     Director and shareholder -- The Company leased land, building and improvements under a capital lease from a director/shareholder and a leasing company owned by this director with an original 20 year term through February 2007. On November 18, 1993, the Company entered into an agreement with the director/shareholder, whereby approximately $3.4 million in long-term debt (including amounts due under capital leases) was converted to 1,000,000 shares of the Company's Series A Preferred Stock. Upon conversion, the Company acquired the right to clear title to the property, and in October 1997, title was transferred. The net book value of these leased assets was $533,928 at July 31, 1997.


     On October 7, 1997, the Company entered into a line of credit with a bank in the amount of $3.5 million. The balance of preferred stock in the amount of $2,546,320 was repurchased from the shareholder.

                      THERMWOOD CORPORATION AND SUBSIDIARY

     Director and Shareholder -- A director and shareholder is a partner in the law firm retained as the Company's outside counsel. Total expenses for legal services from the firm were $94,954, $76,699 and $103,180 for 1998, 1997 and 1996, respectively. The Company had accounts payable of $31,515 and $14,462 at July 31, 1998 and 1997, respectively, relating to such legal services.



     President and Secretary -- The president and secretary of the Company who are husband and wife and are also directors of the Company, are the owners of a dealership which leases office space from and sells equipment for the Company. The agreement between the Company and the dealer is a standard agreement similar to other dealer agreements entered into by the Company.


     Rent income from the dealership was $2,400, $6,800 and $7,200 for 1998, 1997 and 1996, respectively. Sales commissions of $627,816, $447,667 and $349,584 were paid to the dealership during 1998, 1997, and 1996, respectively, for assisting in effecting sales.


NOTE I -- INCOME TAXES:


     The provisions for income taxes for the years ended July 31 consist of:


                                           1998          1997          1996
                                        -----------    ---------    ----------
Federal:
  Current (expense) benefit...........  $   308,000    $(407,000)   $  (18,000)
  Deferred (expense) benefit..........   (1,019,000)    (379,000)    1,082,000
                                        -----------    ---------    ----------
                                           (711,000)    (786,000)    1,064,000
                                        -----------    ---------    ----------
State:
  Current expense.....................      (47,000)          --            --
  Deferred (expense) benefit..........      (90,000)     (33,000)       96,000
                                        -----------    ---------    ----------
                                           (137,000)     (33,000)       96,000
                                        -----------    ---------    ----------
          Total income tax (expense)
            benefit...................  $  (848,000)   $(819,000)   $1,160,000
                                        ===========    =========    ==========


     A reconciliation of expected income taxes using an effective combined state and federal income tax rate of 37% and actual income taxes for the years ended July 31 follows:


                                            1998          1997          1996
                                         ----------    ----------    ----------
Net earnings before income taxes.......  $2,165,886    $2,054,824    $1,174,428
                                         ==========    ==========    ==========
Expected income tax expense............  $ (801,000)   $ (760,000)   $ (435,000)
Utilization of net operating loss
  carryforwards........................          --            --       119,000
Reduction in deferred tax asset
  valuation allowance..................          --            --     1,480,000
Effect of non-deductible items.........     (19,000)      (14,000)      (11,000)
Other..................................     (28,000)      (45,000)        7,000
                                         ----------    ----------    ----------
          Total actual income tax
            (expense) benefit..........  $ (848,000)   $ (819,000)   $1,160,000
                                         ==========    ==========    ==========

                      THERMWOOD CORPORATION AND SUBSIDIARY

     The tax effects of significant temporary differences represented by deferred tax assets and deferred tax liabilities at July 31 are as follows:


                                                         1998          1997
                                                       ---------    ----------
Deferred tax assets attributable to:
  Property and equipment...........................    $ 185,000    $       --
  Inventory valuation..............................      245,000       246,000
  Warranty reserves................................       79,000        73,000
  Net operating loss carryforwards.................      351,000     1,812,000
  Other............................................       33,000         3,000
                                                       ---------    ----------
     Deferred tax assets...........................      893,000     2,134,000
                                                       ---------    ----------
  Deferred tax liability attributable to:
     Property and equipment........................           --       132,000
                                                       ---------    ----------
     Net deferred tax assets.......................    $ 893,000    $2,002,000
                                                       =========    ==========


     At July 31, 1998, the Company had the following carryforwards for tax purposes:

Net operating loss carryforwards expiring in
  2008-2009.............................................    $529,000
General business credits expiring in 1998-2001..........    $ 14,000

     The amount of such loss carryforwards and other credits available for utilization in any future year could be limited in the event of a change in ownership as defined by income tax laws. Based upon the level of historical taxable income and anticipated future taxable income, management believes it is more likely than not that the Company will realize the benefits of the net deferred tax assets.


NOTE J -- ADDITIONAL INFORMATION:


     Other accrued liabilities at July 31 consist of:

                                                 1998         1997
                                               --------    ----------
Property taxes...............................  $ 79,282    $   66,138
Income taxes.................................    14,002       387,000
Accrued warranties...........................   212,339       196,777
Other........................................   246,443       378,590
                                               --------    ----------
                                               $552,066    $1,028,505
                                               ========    ==========

CASH FLOW INFORMATION:

     The Company paid cash for interest in the amount of $200,319, $69,739 and $146,810 during 1998, 1997 and 1996, respectively. The Company paid cash for income taxes in the amount of $77,024, $30,000 and $9,000 during 1998, 1997 and 1996, respectively.

NON-CASH INVESTING AND FINANCING ACTIVITIES:

     During 1998 and 1997, bonds with face values of $120,000 and $462,000, respectively, were converted to 24,000 and 92,400 shares of common stock.

                      THERMWOOD CORPORATION AND SUBSIDIARY

NOTE K -- PENSION AND PROFIT SHARING PLAN:


     The Company has a deferred income 40l(k) savings plan for its employees. The Company makes a matching contribution of 25% of employees' contributions up to 5% of their annual salaries and an additional match of 10% of their contributions between 6% and 8% of employees' salaries.

     Pension expense for 1998, 1997 and 1996 amounted to $48,759, $35,840 and $19,274, respectively. The Company also has a management profit sharing plan. Profit sharing expense amounted to $603,978, $647,407 and $384,390 for 1998, 1997 and 1996, respectively.

                             THERMWOOD CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)


                                                              OCTOBER 31       JULY 31
                                                                 1998           1998
                                                              -----------    -----------
ASSETS
CURRENT ASSETS
  Cash......................................................  $   184,111    $   115,937
  Accounts receivable.......................................    2,046,924      1,673,826
  Inventories...............................................    5,630,985      5,359,182
  Deferred income taxes.....................................      694,000        694,000
  Prepaid expenses..........................................      561,520        491,209
                                                              -----------    -----------
     TOTAL CURRENT ASSETS...................................    9,117,540      8,334,154
                                                              -----------    -----------
PROPERTY AND EQUIPMENT (NET OF ACCUMULATED DEPRECIATION)....    2,626,376      2,647,490
                                                              -----------    -----------
OTHER ASSETS
  Patents, trademarks and other.............................      137,721        139,933
  Bond issuance costs net of accumulated amortization.......        2,677          4,089
  Deferred income taxes.....................................      199,000        199,000
                                                              -----------    -----------
     TOTAL OTHER ASSETS.....................................      339,398        343,022
                                                              -----------    -----------
     TOTAL ASSETS...........................................  $12,083,314    $11,324,666
                                                              ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................    1,613,400      1,136,896
  Accrued liabilities.......................................    1,007,301      1,050,290
  Customer deposits.........................................      924,591        816,315
  Current portion of long-term liabilities..................        4,632          6,195
                                                              -----------    -----------
     TOTAL CURRENT LIABILITIES..............................    3,549,925      3,009,696
                                                              -----------    -----------
LONG-TERM LIABILITIES -- LESS CURRENT PORTION
  Note payable to bank......................................    2,196,320      2,196,320
  Bonds payable, net of unamortized discount................      106,159        170,550
                                                              -----------    -----------
     TOTAL LONG-TERM LIABILITIES............................    2,302,479      2,366,870
                                                              -----------    -----------
SHAREHOLDERS' EQUITY
  Common stock, no par value, 4,000,000 shares authorized
     1,444,709 and 1,431,109 shares issued and outstanding
     at October 31, 1998 and July 31, 1998, respectively....   10,806,394     10,742,636
  Accumulated deficit.......................................   (4,539,859)    (4,758,911)
                                                              -----------    -----------
                                                                6,266,535      5,983,725
  Less subscriptions receivable.............................      (35,625)       (35,625)
                                                              -----------    -----------
     TOTAL SHAREHOLDERS' EQUITY.............................    6,230,910      5,948,100
                                                              -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $12,083,314    $11,324,666
                                                              ===========    ===========


          See notes to condensed consolidated financial statements.

                             THERMWOOD CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                                     OCTOBER 31
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
SALES
  Machine sales.............................................  $5,097,403    $3,800,378
  Technical sales...........................................   1,349,210     1,736,344
                                                              ----------    ----------
                                                               6,446,613     5,536,722
  Less commissions..........................................     821,391       732,027
                                                              ----------    ----------
NET SALES...................................................   5,625,222     4,804,695
                                                              ----------    ----------
COST OF SALES
  Machine sales.............................................   2,618,678     2,032,923
  Technical sales...........................................     617,156       728,920
                                                              ----------    ----------
                                                               3,235,834     2,761,843
GROSS PROFIT................................................   2,389,388     2,042,852
  RESEARCH AND DEVELOPMENT, MARKETING, ADMINISTRATIVE AND
     GENERAL EXPENSES.......................................   1,928,098     1,468,373
                                                              ----------    ----------
OPERATING PROFIT............................................     461,290       574,479
  Interest expense..........................................     (56,921)      (25,445)
  Other income (expense)....................................       6,352         8,631
                                                              ----------    ----------
     Net other income (expense).............................     (50,569)      (16,814)
                                                              ----------    ----------
EARNINGS BEFORE INCOME TAXES................................     410,721       557,665
  Income taxes..............................................     192,026       202,626
                                                              ----------    ----------
NET EARNINGS................................................  $  218,695    $  355,039
                                                              ==========    ==========
EARNINGS PER SHARE:
  Basic.....................................................  $     0.15    $     0.22
  Diluted...................................................  $     0.15    $     0.21
WEIGHTED AVERAGE NUMBER OF SHARES:
  Basic.....................................................   1,440,976     1,408,909
  Diluted...................................................   1,481,327     1,535,474

          See notes to condensed consolidated financial statements.

                             THERMWOOD CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)


                                                                THREE MONTHS ENDED
                                                                    OCTOBER 31
                                                              -----------------------
                                                                1998         1997
                                                              --------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
NET EARNINGS................................................  $218,695    $   355,039
ADJUSTMENTS TO RECONCILE NET EARNINGS TO NET CASH PROVIDED
  BY OPERATING ACTIVITIES:
  Depreciation and amortization.............................   103,570        103,619
  Amortization of bond discount.............................     1,137          2,601
  Changes in operating assets and liabilities:
     Accounts receivable....................................  (373,098)      (121,480)
     Inventories............................................  (271,803)      (249,689)
     Prepaid expenses and other assets......................   (70,311)       (12,078)
     Accounts payable and other accrued expenses............   433,515        (50,925)
     Customer deposits......................................   108,276       (108,625)
                                                              --------    -----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES............   149,981        (81,538)
                                                              --------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................   (80,244)       (60,492)
                                                              --------    -----------
Net cash used by investing activities.......................   (80,244)       (60,492)
                                                              --------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on notes payable, lease obligations and
     long-term debt.........................................    (1,563)       (13,673)
  Note payable to bank......................................        --      2,546,320
  Redemption of preferred stock.............................        --     (2,546,320)
  Payment of dividends on preferred stock...................        --        (42,190)
  Payment received for subscriptions receivable.............        --         21,550
                                                              --------    -----------
NET CASH USED BY FINANCING ACTIVITIES.......................    (1,563)       (34,313)
                                                              --------    -----------
Decrease in cash............................................    68,174       (176,343)
Cash, beginning of period...................................   115,937        512,480
                                                              --------    -----------
Cash, end of period.........................................  $184,111    $   336,137
                                                              ========    ===========
ADDITIONAL INFORMATION:
Interest paid...............................................  $ 54,588    $     8,970
                                                              ========    ===========
Conversion of bonds payable, net of unamortized discount....  $ 64,391    $    82,000
                                                              ========    ===========
Subscriptions receivable for common stock issued............  $     --    $     3,200
                                                              ========    ===========


     See notes to condensed consolidated financial statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE A -- BASIS OF PRESENTATION


     The unaudited condensed consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The statements have not been examined by independent accountants but include, in the opinion of management, all adjustments, which consist of normal recurring adjustments, necessary to present fairly the condensed financial position and the results of operations for the periods presented. These financial statements should be read in conjunction with our consolidated financial statements included elsewhere herein for the year ended July 31, 1998.

     Operating results for the interim periods are not necessarily indicative of the results that may be expected for the year ending July 31, 1999.


NOTE B -- INVENTORIES


     Inventories are priced at the lower of cost (first-in, first-out method) or market.

     Components of inventories:

                                              OCTOBER 31     JULY 31
                                                 1998          1998
                                              ----------    ----------
Raw material................................  $3,246,166    $3,166,526
Work in process.............................   1,593,059     1,541,258
Finished goods..............................     791,760       651,398
                                              ----------    ----------
          Total.............................  $5,630,985    $5,359,182
                                              ==========    ==========


NOTE C -- RECLASSIFICATIONS


     Certain amounts presented in the prior year condensed consolidated financial statements have been reclassified to conform to the current year presentation.


NOTE D -- EARNINGS PER SHARE


     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share," which requires companies to present basic and diluted earnings per share. A reconciliation of the numerator and denominator for the basic and diluted earnings per share calculation follows:


                                               THREE MONTHS ENDED OCTOBER 31
                                    ----------------------------------------------------
                                              1998                        1997
                                    ------------------------    ------------------------
                                      BASIC        DILUTED        BASIC        DILUTED
                                    ----------    ----------    ----------    ----------
Earnings:
  Net earnings....................  $  218,695    $  218,695    $  355,039    $  355,039
  Less preferred stock dividend...          --            --       (43,255)      (43,255)
  Add interest expense on
     convertible bonds payable....          --         3,840            --         7,500
  Add amortization of bond
     discount and issuance
     costs........................          --         1,495            --         7,286
  Income tax effects of earnings
     adjustments..................          --        (2,134)           --        (5,471)
                                    ----------    ----------    ----------    ----------
  Total earnings..................  $  218,695    $  221,896    $  311,784    $  321,099
                                    ==========    ==========    ==========    ==========
Weighted average shares
  outstanding.....................   1,440,976     1,440,976     1,408,909     1,408,909
Incremental shares from assumed:
  Exercise of diluted stock
     options......................          --        17,751            --        82,765
  Conversion of convertible
     bonds........................          --        22,600            --        43,800
                                    ----------    ----------    ----------    ----------
  Total weighted average shares...   1,440,976     1,481,327     1,408,909     1,535,474
                                    ----------    ----------    ----------    ----------
  Earnings per share..............  $     0.15    $     0.15    $     0.22    $     0.21
                                    ==========    ==========    ==========    ==========

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  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE
AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE DEBENTURES IN ANY LOCATION WHERE THE OFFER IS NOT PERMITTED.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
How To Obtain Copies of Documents That
  Are Summarized In This Prospectus...    2
Prospectus Summary....................    3
Summary Consolidated Financial Data...    5
Risk Factors..........................    6
Capitalization........................   11
Market for Our Common Equity and
  Related Shareholder Matters.........   12
Exchange Offer........................   13
Federal Income Tax Consequences.......   27
Description of the Debenture And the
  Indenture...........................   30
Selected Consolidated Financial
  Data................................   35
Management's Discussion and Analysis
  Of Financial Condition and Results
  Of Operations.......................   36
Business..............................   43
Where You Can Find More Information...   50
Management............................   51
Principal Shareholders and Ownership
  Of Management.......................   55
Certain Relationships and Related
  Transactions........................   56
Description of Securities.............   57
Plan of Distribution..................   60
Legal Matters.........................   61
Experts...............................   61
Financial Statements..................  F-1


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                                   THERMWOOD
                                  CORPORATION
                                   $8,250,000
                             12% JUNIOR DEBENTURES
                                    DUE 2014
                                   PROSPECTUS
                             THE SOLICITATION AGENT
                                FOR THE OFFER IS

                              DIRKS & COMPANY, INC

                                 MARCH 16, 1999

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Chapter 37 of the Indiana Business Corporation Law provides for indemnification by an Indiana corporation of an individual made a party to a proceeding because the individual was or is a director or officer of that corporation if:

     (1) the individual's conduct was in good faith; and

     (2) the individual reasonably believed:

        (A) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in the corporation's best interest; and

        (B) in all other cases, that the individual's conduct was at least not opposed to the corporation's best interest; and

     (3) in the case of any criminal proceeding, the individual either:

        (A) had reasonable cause to believe that the individual's conduct was lawful; or

        (B) had no reasonable cause to believe that the individual's conduct was unlawful.

     The Company maintains insurance to cover the Company's directors and executive officers for liabilities which may be incurred by the Company's directors and executive officers in the performance of their duties.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 1     Revised Proposed Solicitation Agent Agreement with Dirks &
       Company, Inc.*
 3.1 Articles of Incorporation of Registrant, as amended through December 15, 1993.(1)
 3.2   Amendment to Articles of Incorporation of Registrant dated
       December 16, 1993.(1)
 3.3 Restated and amended By-Laws of Registrant as amended through October 21, 1992.(1)
 4.1   12% Convertible Debenture Due February 25, 2003.(1)
 4.2 Indenture with American Stock Transfer and Trust Company concerning the 12% Convertible Debentures Due February 25,
       2003.(1)
 4.3   12% Debenture Due 2014 (contained in Exhibit 4.4).
 4.4   Revised Indenture with American Stock Transfer and Trust
       Company concerning the 12% Debentures Due 2014.*
 5.1   Opinion Re legality.*
 8.1   Opinion Re tax matters.
10.1   DuBois County Bank $3,500,000 credit documents.*
10.2   Form of Amended Authorized Dealer Agreement between the
       Registrant and its dealers.*
10.3   Form of Amended Distributor Sales Agreement between the
       Registrant and its distributors.*
10.4 Copy of Dealer/Distribution Agreement between the Registrant and Automation Associates, Inc. dated May 21, 1985.*
10.5 Form of quotation and Purchase Agreement between the Registrant and its customers.*
10.6   Form of Extended Parts Warranty Agreement Terms and
       Conditions between the Registrant and its customers.*
10.7 Form of quotation and Lease Agreement between the Registrant and its lessees.*
10.8   Registrant's Qualified Incentive Stock Option Plan.(2)
10.9   Registrant's Non-Qualified Stock Option Plan.(2)
10.10 Lease Agreement between the Registrant and Edgar Mulzer dated February 13, 1987.*
10.11 Letter from Edgar Mulzer to the Registrant offering to purchase premises dated February 6, 1987.*
10.12 Letter from the Registrant to Edgar Mulzer accepting such offer dated February 13, 1987.*

10.13  Land Contract between Edgar Mulzer and the Registrant dated
       February 13, 1987.*
10.14 Lease Agreement between the Huntingburg Townhouses, Inc. and the Registrant dated March 27, 1989.*
10.15  Lease Agreements between the Huntingburg Townhouses, Inc.
       and the Registrant dated December 18, 1990.*
10.16  Agreement between the Registrant and Edgar Mulzer dated
       October 23, 1992 relating to the Premises Lease.*
10.17  Agreement between the Registrant and Huntingburg Townhouses,
       Inc. dated October 23, 1992 relating to certain equipment leases.*
10.18  Agreement between Registrant and Edgar Mulzer dated November
       18, 1993 related to conversion of debt and lease obligation to preferred stock.*
10.19  Thermwood Option to Purchase Edgar Mulzer's shares.*
21.1   List of Subsidiaries of Thermwood.*
22.1   Consent of Barry Feiner, Esq. (filed as part of Exhibit
       5.1).
22.1   Consent of Richard Reichler, Esq. (filed as part of Exhibit
       8.1).
23.1   Consent of KPMG LLP.
24.1   Power of Attorney (included after signature page).*
25.1 Statement of Eligibility of Trustee on Form T-1 related to the Debentures.*
27.1   Financial Data Schedule.*
99.1   Revised Form of Letter of Transmittal.*
99.2   Intentionally omitted.
99.3   Revised Exchange Agreement with American Stock Transfer.*


---------------
 *  Previously filed.

(1) Previously filed as an Exhibit to the Registrant's Registration Statement on Form SB-2, SEC file No. 33-54756 filed with the SEC on or about November 20, 1992, as amended, and incorporated by this reference herein.

(2) Previously filed as an exhibit to the Registrant's prior Schedule 13E-3 filed with the SEC on September 4, 1998, and incorporated herein by this reference.

(3) Previously filed as an Exhibit to the Registrant's Form 10-K for the fiscal year ended July 31, 1998, SEC file No. 0-12195, filed with the SEC on October 29, 1998, and incorporated by this reference herein.

     Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-B for a Registration Statement on Form S-4.

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 20 or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue; and

     (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dale and the State of Indiana on March 15, 1999.



                      THERMWOOD CORPORATION

Date: March 15, 1999  /s/ KENNETH J. SUSNJARA
                      -----------------------------------------------------
                      Kenneth J. Susnjara, Chairman of the Board
                      and President (Principle Executive Officer)



     Pursuant to the requirements of the Securities Act of 1933, this amendment no. 3 to the registration statement has been signed by the following persons on behalf of Thermwood and in the capacities and on the dates indicated.




Date: March 15, 1999  /s/ KENNETH J. SUSNJARA
                      -----------------------------------------------------
                      Kenneth J. Susnjara, Chairman of the Board
                      and President (Principal Executive Officer)

Date: March 15, 1999  /s/ REBECCA F. FULLER
                      -----------------------------------------------------
                      Rebecca F. Fuller, Treasurer (Principal Financial
                      and Accounting Officer)

Date: March 15, 1999  /s/ LINDA S. SUSNJARA
                      -----------------------------------------------------
                      Linda S. Susnjara, Secretary and Director

Date: March 15, 1999  *
                      -----------------------------------------------------
                      Peter N. Lalos, Director

Date: March 15, 1999  *
                      -----------------------------------------------------
                      Edgar Mulzer, Director

Date: March 15, 1999  *
                      -----------------------------------------------------
                      Lee Ray Olinger, Director

* By: /s/ KENNETH J. SUSNJARA
      ---------------------------------------------------------------------
      Kenneth J. Susnjara
      Attorney-in-Fact, pursuant to the
      Power of attorney previously filed as
      Part of this registration statement